Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-289864

PROSPECTUS

4,945,510 Shares of Common Stock

The selling stockholders named in this prospectus may use this prospectus to offer and resell from time to time up to an aggregate of 4,945,510 shares of our common stock, par value $0.0001 per share (the “Common Stock”), which are comprised of (i) 1,626,282 shares of common stock issuable upon exercise of pre-funded warrants (the “Pre-funded Warrants”) and (ii) 3,319,228 shares of common stock issuable upon exercise of common warrants (the “Common Warrants” and collectively with the Pre-funded Warrants, the “Warrants”) issued by us in a private placement to the selling stockholders that are party to the Securities Purchase Agreement, dated August 9, 2025 (the “Purchase Agreement”). The shares of common stock issuable upon exercise of the Warrants are collectively referred to herein as the “Shares”.

We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of the Shares by the selling stockholders. We will, however, receive the net proceeds of any Warrants exercised for cash.

The selling stockholders may sell or otherwise dispose of the Shares in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell or otherwise dispose of the Shares covered by this prospectus in the section entitled “Plan of Distribution” on page 29. Discounts, concessions, commissions and similar selling expenses attributable to the sale of the Shares will be borne by the selling stockholders. We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the Shares with the Securities and Exchange Commission (the “SEC”).

Except for the financial statements from the Annual Report on Form 10-K for the year ended December 31, 2024 and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, which are incorporated by reference herein, all historical share and per share information in this prospectus gives retroactive effect to a 1-for-3 reverse split of our common stock that became effective on August 18, 2025.

Our common stock is listed on the Nasdaq Capital Market under the symbol “ENTO”. On September 9, 2025, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.32 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus and under similar headings in the documents incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 15, 2025

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ABOUT THIS PROSPECTUS

This prospectus relates to the resale by the selling stockholders identified in this prospectus under the caption “Selling Stockholders,” from time to time, of up to an aggregate of 4,945,510 shares of our common stock. We are not selling any shares of our common stock under this prospectus, and we will not receive any proceeds from the sale of shares of common stock offered hereby by the selling stockholders, although we may receive cash from the exercise of the Warrants.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information other than the information that has been provided or incorporated by reference in this prospectus and your reliance on any unauthorized information or representation is at your own risk. This prospectus may be used only in jurisdictions where offers and sales of these securities are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, or any sale of our securities. Our business, financial condition and results of operations may have changed since those dates.

The information appearing in this prospectus, the documents incorporated by reference in this prospectus and any free writing prospectus authorized for use in connection with this offering is accurate only as of its respective date, regardless of the time of delivery of the respective document or of any sale of securities covered by this prospectus. You should not assume that the information contained in or incorporated by reference in this prospectus, or in any free writing prospectus that is authorized for use in connection with this offering, is accurate as of any date other than the respective dates thereof.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the SEC before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

Neither we nor the selling stockholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any free writing prospectus applicable to that jurisdiction.

Industry and Market Data

The information incorporated by reference or provided in this prospectus contains statistical data and estimates, including those relating to market size and competitive position of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

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PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in or incorporated by reference in this prospectus and does not contain all the information that you should consider before investing in our securities. You should read the entire prospectus carefully, especially “Risk Factors” and the financial statements and related notes and other information incorporated by reference into this prospectus, before making your investment decision.

Entero Therapeutics, Inc. and its consolidated subsidiaries are referred to herein as “Entero,” “the Company,” “we,” “us” and “our,” unless the context indicates otherwise.

Overview

We are engaged in the research and development of targeted, non-systemic therapies for the treatment of patients with gastrointestinal (“GI”) diseases. Non-systemic therapies are non-absorbable drugs that act locally, i.e., in the intestinal lumen, skin or mucosa, without reaching an individual’s systemic circulation. In May 2024, we changed our name from First Wave Biopharma, Inc. to Entero Therapeutics, Inc.

We are currently focused on developing the biologic Adrulipase, a recombinant lipase enzyme designed to enable the digestion of fats and other nutrients in cystic fibrosis and chronic pancreatitis patients with exocrine pancreatic insufficiency. Our prior programs consisted of Latiglutenase, a targeted oral biotherapeutic for celiac disease designed to breakdown gluten into non-immunogenic peptides; Capeserod, a selective 5-HT4 receptor partial agonist which was being developed as a gastroparesis therapeutic; and Niclosamide, an oral small molecule with anti-inflammatory properties for patients with inflammatory bowel diseases such as ulcerative colitis and Crohn’s disease. We have determined to discontinue the Latiglutenase, Capeserod and Niclosamide programs.

In March 2024, we announced the closing of a merger (the “Merger”) with ImmunogenX, Inc. (“IMGX”), a private, clinical-stage biopharmaceutical company founded in 2013, which is developing the biologic Latiglutenase for the treatment of celiac disease. As a result of the Merger, IMGX became a limited liability company and our wholly owned subsidiary ImmunogenX LLC. As consideration for the Merger we issued the former shareholders of IMGX (a) 12,277 shares of common stock of the Company and (b) 11,777.418 shares of Series G Preferred Stock. In addition, we assumed (i) all IMGX stock options immediately outstanding prior to the Merger, each becoming an option to purchase Common Stock subject to adjustment pursuant to the terms of the merger agreement (the “Assumed Options”) and (ii) all IMGX warrants immediately outstanding prior to the Merger, each becoming a warrant to purchase Common Stock subject to adjustment pursuant to the terms of the merger agreement (the “Assumed Warrants”). The Assumed Options are exercisable for an aggregate of 22,295 shares of Common Stock, have an exercise price of $2.43 and expire between February 1, 2031 and June 6, 2033. The Assumed Warrants are exercisable for an aggregate of 14,187 shares of Common Stock, have exercise prices ranging from $9.06 to $11.76 and expire between September 30, 2032 and September 6, 2033. Also in connection with the Merger we issued a consultant 6,158 shares of Common Stock and 595.808 shares of Series G Preferred Stock.

ImmunogenX, LLC is developing CypCel, a metabolic marker compound that can measure the state of small-intestinal recovery of celiac patients undergoing gluten-free diets (“GFDs”). We have initiated a plan to dispose of substantially all assets and liabilities of ImmunogenX, LLC, including Latiglutenase and CypCel. As of December 31, 2024, these were classified as assets and liabilities held for sale and due to the short period of time since the close of the Merger, are reported at their fair value less cost to sell. We determined that the discontinued operations of IMGX represents a strategic shift that will have a major effect on our operations and financial statements.

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In March 2025, we announced that we entered into a rescission agreement (the “Rescission Agreement”), by and among the Company, ImmunogenX, LLC and the former shareholders of IMGX (the “IMGX Shareholders”). Under the terms of the Rescission Agreement, the parties have amicably determined that it is in their collective best interest to: (i) rescind the issuances of the shares of Common Stock and Series G Preferred Stock that the Company has issued to the IMGX Shareholders as part of the Merger, (ii) convey to the IMGX Shareholders all of the issued and outstanding membership interests (the “Membership Interests”) of ImmunogenX, LLC currently held by the Company, (iii) cancel the Assumed Options and Assumed Warrants, and (iv) provide for such additional agreements as are set forth in the Rescission Agreement. Also as set forth in the Rescission Agreement, following the closing, the Company will retain up to approximately $695,000 of ImmunogenX, LLC’s accounts payable (in addition to all accounts payable not related to the ImmunogenX, LLC business), and ImmunogenX, LLC will remain responsible for approximately $2,436,338 of its unsecured debt. The accounts payable liability of ImmunogenX, LLC retained by the Company may be further reduced from the approximately $695,000 as the Company has a right under the Rescission Agreement to negotiate the repayment of such accounts payable with the payees, with sole discretion over determining the payment amounts and timing for such payments. After the transactions contemplated by the Rescission Agreement have been consummated, ImmunogenX, LLC will no longer be a subsidiary of the Company, and the Company will no longer be holding any interest in ImmunogenX, LLC. See “Background to the Rescission Agreement” and “Reasons for Entry into the Rescission Agreement” below. The 6,158 shares of Common Stock and 595.808 shares of Series G Preferred Stock issued by the Company to a consultant in connection with services relating to the Merger are not affected by the Rescission Agreement as the Consultant was never a shareholder of IMGX and is not a party to the Rescission Agreement. Following consummation of the transactions contemplated by the Rescission Agreement, our director and Chief Scientific Officer Dr. Jack Syage, as one of the IMGX Shareholders, and his affiliated entities will own approximately 42% of the transferred membership interests of ImmunogenX, LLC.

On July 15, 2025, the Company, Immuno LLC and the IMGX Shareholders entered into an Amendment to the Rescission Agreement whereby the parties agreed to add additional shareholder representations and warranties, including providing for an accredited investor representation by each IMGX Shareholders.

We have filed a preliminary proxy statement on August 26, 2025 in relation to holding a shareholder meeting to obtain shareholder approval for the transfer of the Membership Interests to the IMGX Shareholders. Under the terms of the Rescission Agreement, the Rescission Agreement may be terminated and the transactions contemplated thereby may be abandoned by us or the representative of IMGX Shareholders if the transactions were not consummated by June 30, 2025, unless the Company and the representative of the IMGX Shareholders, who is our director Jack Syage, shall have consented to a subsequent date. On June 30, 2025 the Company and the shareholder representative mutually agreed that the transactions contemplated by the Rescission Agreement may be consummated on or prior to September 30, 2025. We expect that the Company and the shareholder representative will mutually agree to extend this date to October 31, 2025 and that the transactions contemplated by the Rescission Agreement will be consummated on or prior to October 31, 2025, subject to satisfaction of all conditions for closing, including obtaining shareholder approval by the Company for the transfer of the Membership Interests to the IMGX Shareholders by October 31, 2025.

If we are unable to consummate the transactions contemplated under the Rescission Agreement, it may have an adverse effect on our business, financial condition and results of operations. Specifically, in the event the transactions contemplated under the Rescission Agreement do not close, as ImmunogenX, LLC’s holding company, we will be liable for the repayment of $2,436,338 of ImmunogenX, LLC’s unsecured debt as well as the additional approximately $46,000 of its accounts payable. Further, if the rescission is not consummated, we may become subject to a potential new lawsuit filed by Mattress Liquidators, Inc. against ImmunogenX, LLC in the event that we are unable to meet ImmunogenX LLC’s unsecured debt obligations. We may also be unable to effect a conversion of the Series G Preferred Stock in cash.

We have incurred significant operating losses and negative cash flows from operations since inception. On June 30, 2025, we had cash and cash equivalents of approximately $4,474, and a net loss of approximately $2.3 million. We have incurred recurring losses, have experienced recurring negative operating cash flows, and require significant cash resources to execute our business plans. In January 2025, we closed on a revolving loan agreement in the principal amount of $2.0 million. Based on cash on hand on August 18, 2025, the available loan proceeds and assuming successful financing efforts, which we cannot guarantee, we anticipate having sufficient cash to fund planned operations through April 2026. Historically, our major sources of cash have been comprised of proceeds from various public and private offerings of its capital stock. We are dependent on obtaining additional working capital funding from the sale of equity and/or debt securities in order to continue to execute our development plans and continue operations.

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We have a history of net losses and may be unable to achieve or sustain profitability in the future. We also received a going concern qualification in our audits for the financial years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, we had cash and cash equivalents of approximately $0.2 million and $3.7 million, and an accumulated deficit of approximately $202.4 million and $184.3 million, respectively. During the years ended December 31, 2024 and 2023, we incurred net losses of approximately $18.1 million and $15.8 million, respectively. We do not know if our business operations will become profitable or if we will continue to incur net losses in 2025 and beyond. We expect to incur significant future expenses as we develop and expand our business, which will make it harder for us to achieve and maintain future profitability. We may incur significant losses in the future for a few reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown events. Accordingly, we may not be able to achieve or maintain profitability. Our independent auditors, in their reports dated April 1, 2025 and March 29, 2024 with regard to our financial statements for the years ended December 31, 2024 and 2023, respectively, indicated that there was substantial doubt regarding our ability to continue as a going concern.

The number of full-time employees was reduced from 15 as of March 31, 2024 to 0 as of September 9, 2025, with the headcount reduction arising as a result of significant capital constraints faced by the Company.

Background to the Rescission Agreement

Following the closing of the IMGX merger, Dr. Syage, one of the principals of IMGX, served as the Chief Operating Officer of the Company and as a member of the Company’s Board of Directors. On June 17, 2024, Dr. Syage transitioned from the role of Chief Operating Officer to Chief Scientific Officer.

In light of the Company’s growing financial concerns, on August 12, 2024, a Special Committee of the Board of Directors comprising Mr. Ed Borkowski, Mr. Timothy Ramdeen, Mr. Alastair Riddell and Mr. James Sapirstein was formed to address matters including the credit agreement with Mattress Liquidators, potential financings, and IMGX-related liabilities. The Committee’s mandate included evaluating strategic alternatives and assessing the ongoing liquidity issues relating to the Company.

On August 19, 2024, the Special Committee reviewed proposals to complete a rescission of the IMGX transaction. It was determined that stockholder approval was required under applicable corporate law in order to execute a potential rescission.

Subsequently, on August 30, 2024, the Board of Directors adjusted the cash reserve for the D&O Tail policy from $600,000 to $520,000, reflecting ongoing consideration of the Company's financial position.

On or about early September 2024, the Company temporarily halted rescission discussions pending evaluation of alternative financings, including a reverse merger with Journey Therapeutics, Inc. as a means to receive net new capital to meet the ongoing obligations of the business.

On October 3, 2024, the Special Committee called a meeting to address time-sensitive rescission terms presented by Dr. Syage via a letter to the Special Committee. Material terms to the offer included an upfront $500,000 cash payment to the Company to be used to stabilize the working capital position of the business, an assumption of $500,000 worth of accounts payable, an assumption of approximately $8,000,000 of secured debt obligations and two promissory notes in the amount of $250,000 and a $1,000,000 promissory note issued to the Company that would automatically convert in any subsequent financing round of at least $1,000,000 in gross proceeds $1,000,000 in favor of the Company subject to successful completion of future equity raises.

On October 4, 2024, after the Special Committee deliberation, the Company rejected Dr. Syage’s offer noting that the upfront cash portion of $500,000 was deemed to be insufficient relative to the fair market value of the Latiglutenase assets. Further, the Special Committee maintained the opinion that the proposed terms by Dr. Syage and the purchase price was not in favor of the Company’s shareholders and there would be risk that the shareholders would not approve the transaction. The Special Committee submitted a counter proposal inclusive of greater upfront cash payments as well as the full assumption of all IMGX related debt obligations including the secured debt on the basis that the rescission should cleanly carve out the IMGX asset from the Company in order to be aligned with the best interests of the Company shareholders. The counter proposal was promptly rejected by Dr. Syage due to the significant personal liability he would incur as a guarantor on the secured debt obligations.

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On November 8, 2024, the Board of Directors convened regarding the potential rescission where it formally elected to move on from Dr. Syage’s rescission proposal as terms and conditions could not be agreed to by both parties. Dr. Syage’s final rescission offer did not include a provision requiring stockholder approval as a condition to consummate the rescission, contrary to the opinion of the Special Committee and the Company’s outside General Counsel, Jillian Walsh. As such, Dr. Syage’s rescission proposal was determined to be invalid and was not reviewed further.

In November through December 2024, the Company continued to generate net operating losses which strained liquidity. The Company sought net new capital with the intent to provide critical liquidity to continue the business operations. Discussions with prospective capital providers resumed early in the first quarter of 2025.

On December 31, 2024, Mattress Liquidators, Inc. (“Plaintiff”) filed a complaint in the District Court, Boulder County, State of Colorado against ImmunogenX, LLC, Jack A. Syage, and The Jack A. Syage and Elizabeth T. Syage Revocable Trust (“Defendants”). In the complaint, the Plaintiff complained that the Defendants did not pay the loan under the credit agreement entered into October 3, 2022, as amended on September 6, 2023 and March 13, 2024 for the principal amount of $8,212,345.17 (the “Credit Agreement”).

Plaintiff alleged that in the summer of 2024, Defendants were not repaying the loan; accordingly, on August 2, 2024, a notice of default was sent, which demanded immediately payment of the entire balance which was suspended after the Plaintiff was provided additional information. Subsequently, Plaintiff sent Defendants letters of non-compliance regarding their financial reporting obligations. Thereafter, on November 21, 2024, Plaintiff sent Defendants another notice of default and a demand for payment, which accelerated the loan obligations, demanded that Defendants cure the financial reporting defaults, and demanded that Defendants pay all loan obligations no later than December 5, 2024.

Plaintiff claimed that as of December 31, 2024, the total amount due and owing was $7,575,568.91, which consists of $7,460,245.47 in principal, $115,323.44 in accrued contract interest, and $47,069 in authorized attorneys’ fees and costs. Plaintiff asserted three causes of action. The first cause of action was asserted against ImmunogenX, LLC for alleged breach of the Credit Agreement. The other two causes of action asserted were alleged breaches of the guarantees by Jack Syage and the Elizabeth T. Syage Revocable Trust.

Beginning in December 2024 and into January 2025, discussions with prospective capital provider Corbo Capital were accelerated. Numerous discussions between James Sapirstein, the Company’s former Chairman and Chief Executive Officer, and Corbo Capital occurred whereby material terms and conditions were discussed. However, the discussions between Corbo Capital and the Company did not materialize into an investment and the Company continued to look at alternative sources and parties for additional capital.

On February 7, 2025, the Company issued a press release announcing it had entered into a $2 million revolving loan agreement with 1396974 BC Ltd., a private lender and the appointment of Richard Paolone, Eric Corbett, and Mike Uppal to the Board of Directors, coinciding with the resignations of Timothy Ramdeen, Alastair Riddell, and James Sapirstein. The Company was introduced to 1396974 BC Ltd. by the representatives of Corbo Capital after discussions with Corbo Capital did not materialize into an investment in the Company. The discussions between the Company and 1396974 BC Ltd. did not involve any negotiations as the terms of the loan offered to the Company by 1396974 BC Ltd. were firm and non-negotiable, and were acceptable to the Company.

The board appointments were made in the context of the Company’s ongoing operational challenges and an impaired liquidity position that had materially impacted its ability to meet financial obligations. The proceeds of the loan were designated to address critical accounts payable and to fund the Company’s ongoing operational expenditures.

As a condition precedent to the availability of the loan facility, the lender required the reconstitution of the Board of Directors to include individuals with demonstrated expertise in corporate turnarounds, restructurings, and capital markets. Accordingly, the Company appointed the following directors to the Board of Directors: (i) Richard Paolone, a practicing securities lawyer based in Toronto, Canada, to assist with the balance sheet restructuring and capital raising initiatives; (ii) Eric Corbett, a former corporate banker with experience in restructurings and working capital management; and (iii) Mike Uppal, a business advisor with access to a network of potential capital providers. While Mr. Paolone, Mr. Corbett and Mr. Uppal were appointees of 1396974 BC Ltd., none of them or any other directors or executive officers of the Company are otherwise affiliated with 1396974 BC Ltd.

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From February 10 through February 12, 2025, the Company’s Board of Directors held a series of meetings to review the financial status of the Company, the audit timeline, and strategic alternatives. The Special Committee was disbanded following the resignations of Mr. Ramdeen, Mr. Riddell, and Mr. Sapirstein.

On February 11, 2025, the Board of Directors of the Company determined that the Company should consider rescinding the IMGX merger and IMGX’s focus on Latiglutenase in order to focus solely on the development of Adrulipase. Pursuing the IMGX rescission versus maintaining both programs would allow the Company to focus on its flagship drug product, restructure its balance sheet, and remove secured debt obligations which had been pushing the company toward potential bankruptcy since summer 2024. Dr. Syage affirmed that he would personally pay off a material portion of Immunogen, LLC’s secured debt and encumber his personal assets if the IMGX merger were rescinded, as he viewed this more favorably than the alternative bankruptcy where the secured lender could force Chapter 11 and liquidate the Company as it had a perfected security interest in the Latiglutenase assets and other assets of ImmunogenX, LLC.

On February 12, 2025, the Board of Directors convened a meeting to present the findings from the due diligence review and evaluate strategic options, including a potential unwinding of the IMGX merger.

On February 13, 2025, following the comprehensive review of Company documents and discussion at meetings of the Board of Directors, Sarah Romano, the former Chief Financial Officer of the Company, Mr. Paolone and Mr. Corbett on behalf of the Company reinitiated discussions with IMGX representatives namely Dr. Syage and Fortis LLP, outside legal counsel to the IMGX Shareholders, regarding the unwinding of the merger. These initial discussions focused on the potential terms and structure of a rescission agreement.

From mid-February 2025 to early March 2025, representatives of the Company, namely Mr. Corbett, Mr. Paolone, Sarah Romano, the former Chief Financial Officer of the Company, and Anna Skowron, the Interim Chief Financial Officer of the Company engaged in negotiations regarding the terms of a potential rescission agreement with Dr. Syage, as the representative of the IMGX Shareholders. The IMGX Shareholders consist of 50 persons or entities, all of whom have no relationship or affiliation with the Company (other than Dr. Syage and his affiliated entities who are also IMGX Shareholders) or with any lender to the Company. During this period, both parties exchanged proposals focusing on the return of equity, the unwinding of outstanding obligations, and provisions for future cooperation between the entities.

On February 18, 2025, the Board of Directors unanimously determined that executing a rescission agreement was the best option for the shareholders of the Company. An agreement in principle was subsequently reached between Dr. Syage on behalf of the IMGX Shareholders and the Company’s representatives, namely Mr. Corbett and Mr. Paolone, regarding the rescission. On February 20, 2025, Mr. Paolone, alongside Sarah Romano, and the Company legal counsel shared a draft of the Rescission Agreement with Dr. Syage.

The Company successfully secured approval from the IMGX Shareholders in favor of the Rescission Agreement (as defined below) and the rescission agreement was executed by the parties on March 24, 2025 (the “Rescission Agreement”). The parties’ entry into the Rescission Agreement was reported in the Company’s Current Report on Form 8-K filed with the SEC on March 25, 2025 and also communicated through a press release.

On July 15, 2025, the Company, Immuno LLC and the IMGX Shareholders entered into an Amendment to the Rescission Agreement whereby the parties agreed to add additional shareholder representations and warranties, including providing for an accredited investor representation by each IMGX Shareholders.

Effective April 9, 2025, and executed May 8, 2025, Plaintiff and Defendants entered into a settlement agreement (“Settlement Agreement”) whereby Dr. Syage and The Jack A. Syage and Elizabeth T. Syage Revocable Trust (the “Guarantors”) agreed to pay the Plaintiff (a) $5,500,000 to be applied to the obligations amounting to approximately $7.9 million owed to the Plaintiff (which amount was paid to the Plaintiff on April 9, 2025) with the Guarantors being solely responsible for payment of all obligations due to be paid to the Plaintiff. In addition, IMGX agreed to pay all of Plaintiff’s attorneys’ fees and costs incurred to date amounting to approximately $62,000. The parties to the Settlement Agreement also agreed to enter into amended and restated loan documents dated April 9, 2025 which provide for, among others, a revolving loan of $2,436,338.30 (the “Commitment”) to ImmunogenX, LLC, to be repaid and the principal amount thereof reborrowed before the earliest of: (i) April 9, 2028; (ii) the date ImmunogenX, LLC prepays the revolving loan in full in accordance with amended and restated credit agreement; or (iii) the date on which the Commitment is terminated in whole pursuant to amended and restated credit agreement. Under amended and restated guarantees, the Guarantors unconditionally guaranteed the prompt payment of all monies owed by ImmunogenX, LLC to Plaintiff under the terms and conditions as stated herein. Under the Settlement Agreement, the Plaintiff agreed to release its security interest in ImmunogenX, LLC, and the parties agreed to execute a Stipulation of Dismissal with Prejudice to be filed in the action before the District Court, Boulder County, State of Colorado.

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The Company has filed a preliminary proxy statement on August 26, 2025 in relation to holding a shareholder meeting to obtain shareholder approval for the transfer of the Membership Interests to the IMGX Shareholders. Under the terms of the Rescission Agreement, the Rescission Agreement may be terminated and the transactions contemplated thereby may be abandoned by the Company or the representative of IMGX Shareholders, who is our director Jack Syage, if the transactions were not consummated by June 30, 2025, unless the Company and shareholder representative shall have consented to a subsequent date. On June 30, 2025 the Company and the shareholder representative mutually agreed that the transactions contemplated by the Rescission Agreement may be consummated on or prior to September 30, 2025. We expect that the Company and the shareholder representative will mutually agree to extend this date to October 31, 2025 and that the transactions contemplated by the Rescission Agreement will be consummated on or prior to October 31, 2025, subject to satisfaction of all conditions for closing, including obtaining shareholder approval by the Company for the transfer of the Membership Interests to the IMGX Shareholders by October 31, 2025.

Reasons for Entry into the Rescission Agreement

The Company’s decision to pursue a rescission agreement with ImmunogenX, LLC was driven by the strategic imperative to concentrate limited financial and operational resources on Adrulipase, the Company’s primary drug candidate. The Company believes this strategic refocusing is supported by multiple business and financial considerations:

1.	Elimination of Unsecured Debt Obligations

Upon closing, the rescission will eliminate the remaining debt obligations associated with the IMGX acquisition, thereby improving our balance sheet and financial flexibility. These obligations, although no longer secured, have continued to strain the Company’s liquidity position and expose the business to contingent liabilities, including the Mattress Liquidators lawsuit. The rescission will not only result in the removal of these obligations, but also prevent future exposure to potential liabilities if ImmunogenX, LLC again defaults on the debt and becomes subject to additional lawsuits. This outcome enables us to allocate more resources to the clinical development of Adrulipase and extend our operational runway.

2.	Resource Allocation Constraints

As reflected in the Company’s financial statements for the year ended December 31, 2024, the Company operates with significant financial constraints, with a market capitalization of only approximately $1.6 million and a net annual loss for the year ended December 31, 2024 of approximately $18.1 million. The Company currently generates no revenue, making efficient resource allocation critical to our survival and success. The IMGX acquisition created additional financial obligations and operational complexities that diverted corporate and capital resources away from our core Adrulipase program at a critical stage of development. The Company estimates that up to $30 million would be required to adequately complete Phase 3 trials for IMGX’s Latiglutenase asset, representing a significant capital investment for a non-core asset for the Company. The IMGX Latiglutenase asset does not have near term revenue prospects. Due to the capital constrained macroeconomic environment, the Company has elected to focus on its flagship Adrulipase program as the Board of Directors views it as the Company’s most valuable asset in its patent portfolio.

Additionally, the Company intends to streamline its patent portfolio on gut-restricted gastrointestinal clinical drug candidates, while IMGX’s Latiglutenase focus is on celiac disease. Given the Company’s core competency of advancing gut-restricted gastrointestinal clinical drug candidates, the IMGX Latiglutenase asset will compete with the Company’s core Adrulpiase program, which targets larger patient populations and, in the opinion of the Company’s Board of Directors, has clearer regulatory pathways. Due to the significant capital requirements and resource allocation constraints, the Company has determined that the most suitable course of action is to rescind the IMGX assets and focus on its core Adrulipase program.

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3.	Historical Investment and Clinical Progress of Adrulipase

The Company has made substantial historical investments in the development of Adrulipase (formerly known as MS1819), representing the company's most advanced clinical program. Since fiscal year 2022, approximately $7.01 million has been directly invested into the development of Adruliapse to bring the product to Phase 2 clinical trials, relative to $2.10 million of total drug advancement costs related to IMGX’s Latiglutenase. When incorporating direct and indirect drug advancement costs including corporate overhead and general administrative expenses indirectly linked to this company asset, approximately 36.1% of all drug advancement costs have been attributable to Adrulipase, versus approximately 13.7% for IMGX’s Latiglutenase. In October 2022, the Company completed two Phase 2, open label, multicenter trials to assess the safety and efficacy of the Adrulipase asset in patients with exocrine pancreatic insufficiency (EPI). The results of these trials were mixed, noting that while the enhanced microgranule formulation demonstrated improved tolerability relative to previous trials, preliminary data suggests the end result potentially may not meet its primary efficacy endpoint of coefficient for fat absorption. Further testing must be conducted in order to reach a proper conclusion.

The cumulative research and development expenditure on Adrulipase over multiple years constitutes a significant portion of our historical spend, creating a valuable clinical and intellectual property foundation that we believe can provide future economic value.

While the Company is satisfied with the progress of the Adrulipase asset, it notes concerns with the efficacy of the Latiglutenase asset. The Company has noted that while Phase 2 data has shown Latiglutenase’s positive impact on reducing small intestinal damage by 60–88% in celiac patients, the asset faced insufficient efficacy for FDA approval. A 2022 study found no statistically significant improvement in serology markers (tTG-IgA, DGP-IgA/IgG) compared to placebo. The Phase 3 trial design, while FDA-reviewed, required enrollment of 1,200 patients-a costly endeavor with high execution risk. Latiglutenase’s mechanism (gluten degradation in the stomach) faced skepticism due to variable patient adherence to gluten-free diets, limiting market potential. Given the material capital resources required to advance the IMGX Latiglutenase asset relative to the considerable risk of Phase 3 failure, the Company has determined that continued investment in IMGX is untenable and rescission is the best course of action.

4.	Market Opportunity for Adrulipase

Adrulipase addresses significant unmet medical needs in well-defined patient populations. According to the Cystic Fibrosis Foundation, in 2024 more than 40,000 people in the United States suffer from EPI caused by cystic fibrosis, and the National Pancreas Foundation estimates 50-80 people per 100,000 in the United States (300,000-500,000 total) patients have EPI caused by chronic pancreatitis. This substantial market opportunity justifies our strategic focus on bringing Adrulipase through the clinical development pathway to potential commercialization.

5.	Lack of Strategic Alignment with IMGX Product Lines

While IMGX’s technology platforms have potential value, they do not align with the Company’s core focus on developing targeted, non-systemic therapies for gastrointestinal diseases. The integration of IMGX's business required significant management attention and specialized expertise outside our core competencies. The Company’s Board of Directors’ and management’s analysis determined that the technological and operational synergies initially anticipated between Adrulipase development and IMGX’s product lines failed to materialize to the extent projected.

6.	Streamlined Organizational Structure

By unwinding the IMGX acquisition, the Company can streamline its organizational structure, reducing operational complexity and administrative overhead. This organizational efficiency is particularly important given our limited headcount allowing our small team to focus exclusively on Adrulipase development milestones.

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7.	Clearer Mission Purpose and Business Model

The rescission will provide current shareholders and prospective investors with a clearer understanding of the Company’s business model and value proposition as a focused gastrointestinal drug development company.

Our Product Candidates

Our Adrulipase programs are focused on the development of an oral, non-systemic, biologic capsule for the treatment of exocrine pancreatic insufficiency (“EPI”) in patients with cystic fibrosis (“CF”) and chronic pancreatitis (“CP”). Our goal is to provide CF and CP patients with a therapy to control EPI that is non-animal derived and offers the potential to dramatically reduce their daily pill burden. In July 2023, we announced topline results from our Phase 2b pilot monotherapy bridging study using a new enteric microgranule formulation of Adrulipase. Although the primary efficacy endpoint was not achieved, we believe that this may be on account of issues with quality control and clinical approach related to the study. Data from the study indicated that the enhanced Adrulipase formulation was well tolerated and demonstrated an improvement over prior formulations of Adrulipase, and there was an improvement in the CFA to therapeutic levels in cystic fibrosis patients with exocrine pancreatic insufficiency. We plan to have a meeting with the FDA to discuss the next steps in this regard. We are planning to move this program forward in 2025.

Our Latiglutenase program was focused on the development of an orally administered, minimally-absorbed, biologic for improving multiple gluten-induced symptoms and consequent quality of life (“QOL”) due to inadvertent gluten consumption in patients with celiac disease (“CeD”) by breaking down the gluten into non-immunogenic peptides. We are no longer working on this program and have initiated a plan for its disposition.

Our Capeserod program was in-licensed from Sanofi in September 2023. Sanofi conducted Phase 1 and Phase 2 Central Nervous System (“CNS”) trials with over 600 patients. In Sanofi’s CNS trials, Capeserod appeared to be well-tolerated. Research on Capeserod and subsequent artificial intelligence (“AI”) empowered analyses suggest that the drug possesses a unique mechanism of action that is applicable to several GI indications underserved by currently available therapeutics. We are no longer working on this program and have notified Sanofi on February 26, 2025 of our termination of the license agreement. We may terminate the license agreement with Sanofi by providing Sanofi with at least 60 days’ prior written notice; provided, however, that Sanofi shall be entitled to any and all payments due and owed to Sanofi prior to the effective date of termination. On February 26, 2025, we provided notice to Sanofi to terminate the license agreement. No payments are due to Sanofi and the termination is effective April 2025.

Our Niclosamide programs leveraged proprietary oral and topical formulations to address multiple GI conditions, including inflammatory bowel diseases (“IBD”) indications. In 2022 we advanced four separate Phase 2 clinical programs of our Niclosamide formulations, including FW-COV for Severe Acute Respiratory Syndrome Coronavirus 2 (“COVID-19”) GI infections, FW-UP for ulcerative proctitis (“UP”) and ulcerative proctosigmoiditis (“UPS”), FW ICI AC for Immune Checkpoint Inhibitor associated colitis (“ICI AC”), and FW CD for Crohn’s disease. We are no longer actively pursuing these programs.

Due to capital constraints, we paused all drug development (including development related to Adrulipase) in 2024. The Company intends to use part of the net proceeds from the offering under the registration statement on Form S-1 (file number: 333-287185) to advance the Adrulipase program through hiring personnel, on working capital, and on other direct and indirect costs required to prepare the Adrulipase program for future clinical milestones. The registration statement on Form S-1 (file number: 333-287185) has not yet been declared effective and the Company has not raised any proceeds from the proposed offering thereunder. While this part of the net proceeds from the proposed offering will help restart the Adrulipase program, we believe that additional capital will be needed to begin a Phase 3 clinical trial for Adrulipase. In this regard, we plan to seek follow-on financing by the end of the third quarter of 2025, which will be used solely to fund the Phase 3 trials.

Our primary drug candidate and clinical program is described below.

Adrulipase

Adrulipase is the active pharmaceutical ingredient (“API”) derived from Yarrowia lipolytica, an aerobic yeast naturally found in various foods such as cheese and olive oil that is widely used as a biocatalyst in several industrial processes. Adrulipase is a secreted lipase naturally produced by Yarrowia lipolytica, known as LIP2, that we are developing through recombinant DNA technology for the treatment of EPI associated with CF and CP. Lipases are enzymes that help with the digestion of lipids and fat.

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We previously held the exclusive right to commercialize Adrulipase in the U.S., Canada, South America (excluding Brazil), Asia (excluding China, Hong Kong, and Japan), Australia, New Zealand and Israel pursuant to a sublicense from Laboratories Mayoly Spindler SAS (“Mayoly”) under the Joint Research and Development Agreement (“JDLA”), which also granted us joint commercialization rights for Brazil, Italy, China and Japan. In March 2019, we purchased all rights, title and interest in and to Adrulipase from Mayoly pursuant to the Mayoly Asset Purchase Agreement (“APA”), provided, however, Mayoly retained exclusive commercial rights in France and Russia.

Background

The pancreas is both an endocrine gland that produces several important hormones, including insulin, glucagon, and pancreatic polypeptide, as well as a digestive organ that secretes pancreatic juice containing digestive enzymes that assist with the absorption of nutrients and digestion in the small intestine.

The targeted indication of Adrulipase is the treatment of EPI, which is observed when the exocrine functions of the pancreas are below 10% of normal. The symptomatology of EPI is essentially due to the deficiency of pancreatic lipase, an enzyme that hydrolyses triglycerides into monoglycerides and free fatty acids. The pancreatic lipase enzymatic activity is hardly compensated by extra-pancreatic mechanisms, because gastric lipase has nearly no lipolytic activity in the pH range of the intestine. On the other hand, when they are impaired, the pancreatic amylase and protease (enzymes that break up carbohydrates (starches) and proteins, respectively) activities can be compensated by the salivary amylase, the intestinal glycosidase, the gastric pepsin, and the intestinal peptidases, all of which are components of the gastric juice secreted by the stomach walls. Lipid maldigestion due to lipase deficiency is responsible for weight loss, steatorrhea featured by greasy diarrhea, and fat-soluble vitamin deficiencies (i.e. A, D, E and K vitamins).

CP, the most common cause of EPI, is a long-standing inflammation of the pancreas that alters its normal structure and functions. In the U.S., its prevalence rate is 42 cases per 100,000 inhabitants, resulting in approximately 132,000 cases. Approximately 60% of patients affected with CP display EPI, resulting in approximately 90,000 patients requiring substitution therapy in the U.S. In Western societies, CP is caused by chronic alcoholic consumption in approximately 55-80% of cases. Other relatively frequent etiologies include the genetic form of the disease that is inherited as an autosomal dominant condition with variable penetrance, pancreatic trauma and idiopathic causes.

CF, another dominant etiology of EPI, is a severe genetic disease associated with chronic morbidity and life-span decrease of most affected individuals. In most Caucasian populations, CF prevalence is of 7-8 cases per 100,000 inhabitants, but is less common in other populations, resulting in more than 30,000 affected individuals in the U.S. and more than 70,000 affected individuals worldwide. CF is inherited as monogenic autosomal recessive disease due to the defect at a single gene locus that encodes the Cystic Fibrosis Transmembrane Regulator protein, or CFTR, a regulated chloride channel. Mutation of both alleles of this chloride channel gene results in the production of thick mucus, which causes a multisystem disease of the upper and lower respiratory tracts, digestive system, and the reproductive tract. The progressive destruction of the pancreas results in EPI that is responsible for malnutrition and contributes to significant morbidity and mortality. About 80-90% of patients with CF develop EPI, resulting in approximately 25,000-27,000 patients in the U.S. that require substitution therapy.

Current treatments for EPI stemming from CP and CF rely on porcine (pig derived) pancreatic enzyme replacement therapies (“PERTs”), which have been on the market since the late 1800s. PERTs are typically comprised of three digestive enzymes; lipases, proteases, and amylases. The PERT market is well established with estimated sales of approximately $2.1 billion in 2024 in the U.S. and has been growing for the past five years at a compound annual growth rate of approximately 20%. In spite of their long-term use, however, PERTs suffer from poor stability, formulation problems, possible transmission of conventional and non-conventional infectious agents due to their animal origins, and possible adverse events at high doses in patients with CF and limited effectiveness.

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Pre-Clinical Program

The efficacy of Adrulipase has been investigated in normal minipigs, which are generally considered to be a relevant model for digestive drug development because of their physiological similarities with humans and their omnivorous diet. Experimental pancreatitis was induced by pancreatic duct ligation, resulting in severe EPI with baseline CFA around 60% post-ligature. CFA is a measurement obtained by quantifying the amount of fat ingested orally over a defined time period and subtracting the amount eliminated in the stool to ascertain the amount of fat absorbed by the body. Pigs were treated with either Adrulipase or enteric-coated PERTs, both administered as a single-daily dose.

At doses ranging from 10.5 to 211 mg, Adrulipase increased the CFA by +25 to +29% in comparison to baseline (p<0.05 at all doses), whereas the 2.5 mg dose had milder activity. There were similar observations in pigs receiving 100,000 U lipase of enteric-coated porcine pancreatic extract. These findings demonstrate the in vivo activity of Adrulipase in a relevant in vivo model at a level similar to the PERTs at dosages of 10.5mg or greater.

To date, two non-clinical toxicology studies have been conducted. Both show that Adrulipase lipase is clinically well tolerated at levels up to 1,000mg/kg in rats and 250 mg/kg in minipigs up to 13 weeks. Adrulipase is therefore considered non-toxic in both rodent and non-rodent species up to a maximum feasible dose of 1,000 mg/kg/day in the rats over six months of administration.

Clinical Program

We are developing Adrulipase for two principal therapeutic indications: (i) children and adults affected by CF, and (ii) adult patients with CP. We have determined to initially pursue the adult indication in CF.

Chronic Pancreatitis

During 2010 and 2011, a phase 1/2a clinical trial of Adrulipase was conducted in conjunction with Mayoly in a single center in France. The study was an exploratory study mainly designed to investigate the safety of Adrulipase and was a randomized, double blind, placebo controlled, parallel clinical trial in 12 patients affected with CP or pancreatectomy and severe EPI. The primary efficacy endpoint of the study was defined as the relative change in steatorrhea (an established surrogate biomarker of EPI correction) in comparison to baseline. The study found that Adrulipase was well tolerated with no serious adverse events. Only two adverse events were observed: constipation (two patients out of eight with Adrulipase) and hypoglycemia (two patients out of eight with Adrulipase, and one patient out of four with placebo). A non-statistically significant difference of the primary endpoint, possibly due to the small group size, was found between the two groups both in intention-to-treat, a group that included three patients who received the in-patient facility study diet but did not fulfill the protocol’s inclusion criteria, and per-protocol analysis. This study was not designed, nor did it aim to demonstrate statistically significant changes of CFA or steatorrhea under Adrulipase.

We received regulatory approval in Australia and New Zealand in 2016, with the addition of a 2018 regulatory approval in France, to conduct a Phase 2 multi-center dose escalation study of Adrulipase in CP and pancreatectomy. The primary endpoint of this study was to evaluate the safety of escalating doses of Adrulipase in 11 CP patients. The secondary endpoint was to investigate the efficacy of Adrulipase in these patients by analysis of the CFA and its change from baseline. In September 2018, we announced that in pre-planned analyses, both the study’s primary and secondary endpoints were reached with a statistically significant (p=0.002) improvement in the CFA of 21.8%, in a per protocol analysis, with the highest evaluated dose of 2,240 mg/day of Adrulipase. The statistical significance of the trial results is typically based on widely used, conventional statistical methods that establish the p-value of the results. A p-value of 0.05 or less is required to demonstrate statistical significance. As such, these CFA levels are considered to be statistically significant.

Cystic Fibrosis Monotherapy

In October 2018, the FDA cleared our IND application for Adrulipase in patients with EPI due to CF. In December 2018, we initiated the Phase 2 OPTION Bridging Dose Study to investigate Adrulipase in CF patients with EPI and in February 2019, we dosed the first patients. The Phase 2 OPTION Bridging Dose Study investigated the safety, tolerability and efficacy of Adrulipase in a head-to-head comparison against the current PERT standard of care. The OPTION Bridging Dose Study employed a six-week non-inferiority CFA primary efficacy endpoint comparing Adrulipase to PERTs.

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In September 2019, we announced results from the OPTION Bridging Dose Study. Results showed that the primary efficacy endpoint of CFA was comparable to the CFA in a prior Phase 2 study in patients with CP, while using the same dosage of Adrulipase. The dosage used in the OPTION Bridging Dose Study was 2.2 grams per day, which was determined in agreement with the FDA as a bridging dose from the highest safe dose used in the Phase 2 CP dose escalation study. Although the study was not powered for statistical significance, the data demonstrated meaningful results, with approximately 50% of the patients showing CFAs high enough to reach non-inferiority with standard PERTs. Additionally, the CNA was comparable between the Adrulipase and PERT arms, 93% vs. 97%, respectively, in the OPTION Bridging Dose Study. This important finding confirms that protease supplementation is not likely to be required with Adrulipase treatment. A total of 32 patients, ages 18 or older, completed the OPTION Bridging Dose Study.

In October 2019, the Cystic Fibrosis Foundation Data Safety Monitoring Board (the “CFF DSMB”) completed its review of our final results of the OPTION Bridging Dose Study and found no concerns for Adrulipase and supported our plan to proceed to the Phase 2b OPTION 2 Trial. In December 2019, we submitted the clinical trial protocol to the existing IND at the FDA. In April 2020, we received approval to conduct the OPTION 2 Trial in Therapeutics Development Network clinical sites in the U.S.

The OPTION 2 Trial was designed to investigate the safety, tolerability and efficacy of Adrulipase (2.2 gram and 4.4 gram doses in enteric capsules) head-to-head versus the current standard of care, PERT pills. The OPTION 2 Trial was an open-label, crossover study, conducted in 15 sites in the U.S. and Europe. Enrollment included a total of 30 CF patients 18 years or older. Adrulipase was administered in enteric capsules to provide gastric protection and test for optimal delivery of enzyme to the duodenum. Patients were first randomized into two cohorts: the Adrulipase arm, where they received a 2.2 gram daily oral dose of Adrulipase for three weeks; or the PERT arm, where they received their pre-study dose of PERT pills for three weeks. After three weeks, stools were collected for analysis of CFA. Patients were then crossed over for another three weeks of the alternative treatment. After three weeks of cross-over therapy, stools were again collected for analysis of CFA. A parallel group of patients was randomized and studied in the same fashion using a 4.4 gram daily dose of Adrulipase. All patients were followed for an additional two weeks after completing both crossover treatments for post study safety observation. Patients were assessed using descriptive methods for efficacy, comparing CFA between Adrulipase and PERT arms, and for safety.

In January 2021, we announced an additional study arm in OPTION 2 Trial using an immediate release Adrulipase capsules in order to identify the optimal dose and delivery method of Adrulipase. This extension phase tested patients 18 years or older, who have already completed the crossover phase, at higher doses relative to the previously conducted OPTION Bridging Dose Study. This allowed us to compare data from the existing crossover arm using enteric (delayed release) capsules with data from the new immediate release extension arm.

In March 2021 we announced topline OPTION 2 data. The trial demonstrated that Adrulipase was well-tolerated and data from OPTION 2, and the other Adrulipase Phase 2 clinical trials, demonstrated drug activity. However, OPTION 2 did not consistently meet the primary efficacy endpoint. Some patients were able to achieve CFA at levels beyond what is required to demonstrate non-inferiority with PERT therapies, but the majority did not.

We believe that the underlying cause of the drug’s uneven performance in the OPTION 2 trial was the enteric capsule formulation. While the enteric coating protected the capsule from breaking down in the stomach acid, it also appeared to dissolve too slowly in the small intestine to release the lipase enzyme in time to aid with proper digestion and nutrient absorption.

In August 2021 we announced that we would begin development of a new enteric microgranule formulation of Adrulipase. The new formulation is planned to be administered with food as an oral capsule that dissolves in the stomach and disperses acid-resistant micro-granules that thoroughly mix with food during the digestion process. The resultant mixture then passes to the small intestine where the lipase enzyme breaks up fat molecules so that they can be absorbed. We completed the reformulation work in the second half of 2022.

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In November 2022 we announced that we had filed an IND amendment with the FDA for a Phase 2b bridging study with the new enteric microgranulation formulation of Adrulipase. The new trial is designed to investigate the safety, tolerability and efficacy of the new formulation of Adrulipase. It is an open-label study that will be conducted at three sites in the U.S. A total of 12 cystic fibrosis patients, 18 years or older are expected to be enrolled. The trial design employs a dose titration strategy. Patients will be screened at baseline to ensure that they have a coefficient of fat absorption (CFA) of at least 80%. Eligible patients will then be switched from their commercial enzyme product to Adrulipase. Each patient will be started on a low dose of Adrulipase. If the patient is not clinically controlled, the patient will be switched to a medium dose, and if not controlled on this dose, the patient will be advanced to a high dose. The titrations will be carried out over a three-week period, after which a CFA will be obtained. End of study CFAs will be compared to the baseline CFAs in a descriptive fashion. A post treatment safety visit will be conducted one week after completing the treatment period.

Following FDA review of the IND amendment, we initiated the Phase 2b pilot monotherapy trial during the first quarter of 2023 (Study AZ-CF2002) and received topline data in the third quarter of 2023. In the study, the mean coefficient of fat absorption (CFA) was 66% at the 2240 mg/day dose and 53% at the 4480 mg/day dose using a delayed-release (DR) formulation. These results did not meet the targeted CFA of greater than nor equal to 80%, which is generally considered indicative of adequate fat absorption in this patient population. Further, the extension phase of the study evaluated immediate-release (IR) formulations at 4.4 grams/day and 6.6 grams/day, which resulted in mean CFAs of 52.9% and 50.6%, respectively, which was also below the therapeutic threshold. Despite demonstrating tolerability, the monotherapy did not show sufficient efficacy compared to standard porcine pancreatic enzyme replacement therapy (PERT), which achieved mean CFAs of approximately 86% in previous comparator trials (e.g., Study AZ-CF2001).

Although the primary efficacy endpoint was not achieved, we believe that this may be on account of issues with quality control and clinical approach related to the study. Data from the study indicated that the enhanced Adrulipase formulation was well tolerated and demonstrated an improvement over prior formulations of Adrulipase, and there was an improvement in the CFA to therapeutic levels in cystic fibrosis patients with exocrine pancreatic insufficiency. We planned to have a Type C meeting with the FDA in 2024 to discuss next steps for the Adrulipase program. However, due to capital constraints, we paused all drug development (including development related to Adrulipase) in 2024.

The Company intends to use part of the net proceeds from the follow-on offering under the registration statement on Form S-1 (file number: 333-287185) (which has not yet been declared effective and the Company has not raised any proceeds from the proposed offering thereunder) to advance the Adrulipase program through hiring a Chief Medical Officer (or alternatively, a Chief Scientific Officer, depending on final internal structuring), as well as covering associated operating expenses such as personnel additions, working capital, and other direct and indirect costs required to prepare the Adrulipase program for future clinical milestones. While this part of the net proceeds will help restart the Adrulipase program, we believe that additional capital will be needed to begin a Phase 3 clinical trial for Adrulipase. In this regard, we plan to seek follow-on financing by the end of the third quarter of 2025, which will be used solely to fund the Phase 3 trials. We are planning to move this program forward in 2025 including with the intent to initiate a Ph2b clinical trial in the second half of 2025.

Combination Therapy

We launched the Phase 2 Combination Trial in Hungary in July 2019 to investigate Adrulipase, in combination with PERT, in CF patients who suffer from severe EPI but continue to experience clinical symptoms of fat malabsorption despite taking the maximum daily dose of PERTs. The Combination Trial is designed to investigate the safety, tolerability and efficacy of escalating doses of Adrulipase (700 mg, 1120 mg and 2240 mg per day, respectively), in conjunction with a stable dose of PERTs, in order to increase CFA and relieve abdominal symptoms. In October 2020, we opened a total of five clinical sites in Turkey and dosed the first patients in November 2020. In March 2021, we reached targeted minimum enrollment of 18 patents.

We announced positive interim data on the first five patients in the Combination Trial in August 2020. The primary efficacy endpoint was met, with CFAs greater than 80% for all patients across all visits. For secondary efficacy endpoints, we observed that stool weight decreased, the number of stools per day decreased, steatorrhea improved, and body weight increased. Additionally, no serious adverse events were reported.

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In August 2021, we announced topline data collected from the 20 patients enrolled in the study. The data indicated that Adrulipase in combination with PERT led to clinically meaningful improvements in CFA, the primary efficacy endpoint. Patients showed an average gain of more than six percentage points from baseline, compared to the five-point improvement in CFA cited by the clinical literature as clinically significant. The study also demonstrated positive improvements in weight gain and other secondary endpoints.

We believe a combination therapy of PERT and Adrulipase has the potential to: (i) correct macronutrient and micronutrient maldigestion; (ii) eliminate abdominal symptoms attributable to maldigestion; and (iii) sustain optimal nutritional status on a normal diet in CF patients with severe EPI.

Intellectual Property Portfolio

Our goal is to obtain, maintain and enforce patent protection for our product candidates, formulations, processes, methods and any other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates and any future product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, patent protection may not afford us with complete protection against competitors who seek to circumvent our patents.

We also depend upon the skills, knowledge, experience and know-how of our management and research and development personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how, which is not patentable, and for inventions for which patents may be difficult to enforce, we currently rely and will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

Below are details of our intellectual property portfolio:

Adrulipase

The Adrulipase program is protected by the following issued patents that we had originally licensed under the Mayoly Agreement and now own:

•	PCT/FR2006/001352 patent family (including the patent EP2035556 and patent US8,334,130 and US8,834,867) “Method for producing lipase, transformed Yarrowia lipolytica cell capable of producing said lipase and their uses” describes a method for producing Yarrowia lipolytica acid-resistant recombinant lipase utilizing a culture medium without any products of animal origin or non-characterized mixtures such as tryptone, peptone or lactoserum, in addition to its uses. The European patents expire June 15, 2026, U.S. patent 8,334,130 expires September 11, 2028, and U.S. patent 8,834,867 expires July 17, 2026.

In addition, PCT International application was filed in 2021 directed to our proprietary formulation of Adrulipase that has been filed in the United States and certain foreign countries. Any patents issuing from these filings will have an expected expiration in 2041.

PCT International applications were filed in 2022 and nationalized in certain foreign countries outside of the U.S to stable lipase formulations and methods of treatment. Any patents issuing from these filings will have an expected expiration in 2042. These patents are not pending in the United States.

PCT International Application was filed in 2023 directed to Adrulipase formulations. Any patents issuing from this filing will have an expected expiration in 2043.

We also expect to receive 12-year biologic exclusivity in the United States under the Patient Protection and Affordable Care Act and 10-year data exclusivity in the European Union for Adrulipase.

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Niclosamide

Our FW-ICI-AC, FW-UP, FW-UC and FW-CD Niclosamide programs are protected by patent filings that include the following:

•	US10,912,746; US10,905,666; US10,292,951; US10,772,854; US10,744,103; US10,799,468; US10,849,867; and related continuation applications as well as corresponding worldwide patent filings all entitled “Methods and Compositions for Treating Conditions Associated with an Abnormal Inflammatory Process.” The expiration date of the issued patents is September 1, 2036; and

Our FW-COV Niclosamide programs are protected by patent filings that include the following:

•	US10,980,756 and US11,564,896 and corresponding continuation applications directed to the use of Niclosamide for the treatment of COVID 19 gastrointestinal infections. The expiration of the issued patents is March 31, 2040.

Latiglutenase

The Latiglutenase program is protected by U.S. Patent 10,434,150 that expires July 3, 2035, U.S. Patent 8,980,254 that expires April 10, 2030, and U.S. Patent 9,993,531 that expires Sept. 9, 2029.

Legal Proceedings

Mattress Liquidators, Inc.

On December 31, 2024, Mattress Liquidators, Inc. filed a Complaint in the District Court, Boulder County, State of Colorado against Defendants IMGX, Jack A. Syage and Elizabeth T. Syage Revocable Trust, Case No. 2024CV31070.

Succinctly, Plaintiff complains that it entered into a Credit Agreement on October 3, 2022 with IMGX for a loan in the principal amount of $6,000,000. Jack Syage and Elizabeth T. Syage Revocable Trust executed a Guaranty of Payment that same day. The Credit Agreement was modified on September 6, 2023, which increased the principal amount of the loan to $7,500,000. Once more, on March 13, 2024, the Credit Agreement was modified to increase the principal amount of the loan to $8,212,345.17.  Plaintiff alleges that in the summer of 2024, Defendants were not repaying the loan so on August 2, 2024, a Notice of Default was sent, which demanded immediately payment of the entire balance. After being provided with additional information, on August 29, 2024, Plaintiff suspended the Notice of Default and demanded Defendants provide certain financial reporting information under Section 7.5 of the Credit Agreement. On October 11, 2024, November 7, 2024, and November 14, 2024, Plaintiff sent Defendants letters of non-compliance regarding their financial reporting obligations. Thereafter, on November 21, 2024, Plaintiff sent Defendants a Notice of Default and Demand for Payment, which accelerated the Loan obligations, demanded that Defendants cure the financial reporting defaults, and demanded that Defendants pay all loan obligations no later than December 5, 2024.

Plaintiff claims that as of December 31, 2024, the total amount due and owing is $7,575,568.91, which consists of $7,460,245.47 in principal, $115,323.44 in accrued contract interest, and $47,069 in authorized attorneys’ fees and costs.  Plaintiff asserts three causes of action. The first is against IMGX for alleged breach of the Credit Agreement.  The other two causes of action asserted are alleged breaches of the Guaranty’s by Jack Syage, and the Elizabeth T. Syage Revocable Trust.

After receiving an extension, IMGX timely filed its Answer on February 28, 2025. The case is now at issue. A required meet and confer with counsel to discuss drafting the (proposed) case management order and to discuss procedural matters was held on March 14, 2025. Our Initial Disclosures are due on April 4, 2025.

Under the terms of the Rescission Agreement entered into in March 2025, by and among the Company, IIMGX, and each of the individuals or entities who are the former shareholders of IMGX, upon consummation of the transactions contemplated in Recission Agreement, the Company shall have no further duties, liabilities or obligations in connection with this complaint.

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On May 8, 2025 the Company’s subsidiary ImmunogenX, LLC entered into a settlement agreement effective April 9, 2025 with Mattress Liquidators Inc. (the “Plaintiff”), Jack A. Syage and The Jack A. Syage and Elizabeth T. Syage Revocable Trust (the “Trust”, and Trust collectively with Jack, the “Guarantors”) (such agreement, the “Settlement Agreement”). Under the Settlement Agreement, the Guarantors agreed to pay the Plaintiff (a) $5,500,000.00 to be applied to the obligations amounting to approximately $7.9 million owed to the Plaintiff (which amount was paid to the Plaintiff on April 9, 2025) with the Guarantors being solely responsible for payment of all obligations due to be paid to the Plaintiff. In addition, ImmunogenX, LLC agreed to pay all of Plaintiff’s attorneys’ fees and costs incurred to date amounting to approximately $62,000.

The parties to the Settlement Agreement also agreed to enter into amended and restated loan documents dated April 9, 2025 which provide for, among others, a revolving loan of $2,436,338.30 (the “Commitment”) to ImmunogenX, LLC, to be repaid and the principal amount thereof reborrowed before the earliest of: (i) April 9, 2028; (ii) the date ImmunogenX, LLC prepays the revolving loan in full in accordance with amended and restated credit agreement; or (iii) the date on which the Commitment is terminated in whole pursuant to amended and restated credit agreement. Under amended and restated guarantees, the Guarantors unconditionally guaranteed the prompt payment of all monies owed by ImmunogenX, LLC to Plaintiff under the terms and conditions as stated herein. Under the Settlement Agreement, the Plaintiff agreed to release its security interest in ImmunogenX, LLC, and the parties agreed to execute a Stipulation of Dismissal with Prejudice to be filed in the action before the District Court, Boulder County, State of Colorado.

On July 15, 2025, the Company, ImmunogenX, LLC (“Immuno LLC”) and each of the individuals or entities (each a “Shareholder” and collectively, the “Shareholders”) who are the former shareholders of ImmunogenX, Inc.,  entered into an Amendment to the Rescission Agreement (“Rescission Agreement Amendment”), originally entered into by the parties on March 25, 2025, whereby the parties agreed to add additional shareholder representations and warranties, including providing for an accredited investor representation by each Shareholder.

Ellenoff Grossman & Schole LLP

On March 17, 2025, Ellenoff Grossman & Schole LLP (“EGS”) initiated an action against the Company by filing a summons and complaint in the Supreme Court of the State of New York, New York County.  The complaint alleges that the Company owes to EGS $749,301.00 in fees for legal services EGS allegedly provided to the Company between September 2023 to January 2025, a period of time prior to the appointment of certain new directors to the Board and of Mr. Paolone as Interim Chief Executive Officer. EGS’s lawsuit alleges breach of contract, account stated, and quantum meruit claims. The Company is in the process of investigating the allegations of the complaint and plans to defend the action. On July 28, 2025, the parties filed a Stipulation Extending the Company's Time to Answer, Move, or Otherwise Respond to the Complaint until September 30, 2025.

Recent Appointments and Departures of Directors and Executive Officers

In February 2025, Timothy Ramdeen, Alastair Riddell and James Sapirstein resigned as directors of the Company and the Company’s Board of Directors appointed Manpreet Uppal, Eric Corbett and Richard Joel Paolone as directors of the Company. The resignation of Mr. Ramdeen, Mr. Riddell and Mr. Saperstein was a result of our entry into a revolving loan agreement with 1396974 BC Ltd. granting them the right to replace three board members and was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Richard Joel Paolone was subsequently appointed as the Interim Chief Executive Officer and Chairman of the Board of Directors of the Company.

In March 2025, Sarah Romano resigned as the Chief Financial Officer of the Company, and the Company appointed Ms. Anna Skowron as its Interim Chief Financial Officer. Ms. Romano’s decision to resign was not because of any disagreement relating to the Company’s operations, policies, practices, financial reporting or controls.

In August 2025, in connection with the securities purchase agreement by and between the Company and the purchasers identified therein as of August 9, 2025, the Company appointed Mr. Geordan Pursglove and Mr. Jason Sawyer as its directors.

On September 3, 2025, the Board of Directors terminated Mr. Paolone as the Interim Chief Executive Officer of the Board of Directors of the Company, without cause, effective immediately. Mr. Paolone’s termination was not due to any disagreement with the Company regarding its financial reporting, policies or practices. Mr. Paolone will continue to be on the Board of Directors of the Company. Mr. Jason D. Sawyer was appointed as the Interim Chief Executive Officer of the Company.

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Our Corporate Information

We were incorporated on January 30, 2014 in the State of Delaware under the name AzurRx BioPharma, Inc. In May 2014, we entered into a stock purchase agreement with Protea Biosciences Group, Inc. (“Protea Group”) and its wholly-owned subsidiary, Protea Biosciences, Inc. (“Protea Sub” and, together with Protea Group, “Protea”), to acquire 100% of the outstanding capital stock of AzurRx SAS (formerly ProteaBio Europe SAS), a wholly-owned subsidiary of Protea Sub, which was completed in June 2014. In October 2016, we completed an initial public offering and listed the shares of our Common Stock on the Nasdaq Capital Market.

On September 13, 2021, we completed the acquisition of First Wave Bio, Inc. (“FWB”), which became our wholly owned subsidiary. In connection with the acquisition, AzurRx BioPharma, Inc. changed its name to First Wave BioPharma, Inc.

Effective October 26, 2022, the AzurRx SAS subsidiary was dissolved.

On March 13, 2024, we completed a merger with ImmunogenX, Inc., where according to the merger plan following the First Merger, ImmunogenX, Inc. merged with and into Second Merger Sub, pursuant to which Second Merger Sub became ImmunogenX, LLC, a Delaware limited liability company, the surviving entity and a wholly owned subsidiary of the Company.

In May 2024, we changed our name from First Wave Biopharma, Inc. to Entero Therapeutics, Inc.

On March 25, 2025, we announced that on March 24, 2025 we entered into the Rescission Agreement, by and among the Company, ImmunogenX, LLC and the IMGX Shareholders. After the transactions contemplated by the Rescission Agreement have been consummated, ImmunogenX, LLC will no longer be a subsidiary of the Company, and the Company will no longer be holding any interest in ImmunogenX, LLC. Also as set forth in the Rescission Agreement, following the closing, the Company will retain up to approximately $695,000 of ImmunogenX, LLC’s accounts payable (in addition to all accounts payable not related to the ImmunogenX, LLC business), and ImmunogenX, LLC will remain responsible for approximately $2,436,338 of its unsecured debt. The accounts payable liability of ImmunogenX, LLC retained by the Company may be further reduced from the approximately $695,000 as the Company has a right under the Rescission Agreement to negotiate the repayment of such accounts payable with the payees, with sole discretion over determining the payment amounts and timing for such payments. Under the terms of the Rescission Agreement, the agreement may be terminated and the transactions contemplated thereby may be abandoned by the Company or the representative of IMGX Shareholders, who is our director Jack Syage, if the transactions were not consummated by June 30, 2025, unless the Company and shareholder representative shall have consented to a subsequent date. On June 30, 2025 the Company and the shareholder representative mutually agreed that the transactions contemplated by the Rescission Agreement may be consummated on or prior to September 30, 2025. We expect that the Company and the shareholder representative will mutually agree to extend this date to October 31, 2025 and that the transactions contemplated by the Rescission Agreement will be consummated on or prior to October 31, 2025, subject to satisfaction of all conditions for closing, including obtaining shareholder approval by the Company for the transfer of the Membership Interests to the IMGX Shareholders by October 31, 2025.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares held by non-affiliates equals or exceeds $250 million as of the prior June 30th, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our shares held by non-affiliates equals or exceeds $700 million as of the prior June 30th. Such reduced disclosure and corporate governance obligations may make it more challenging for investors to analyze our results of operations and financial prospects.

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Available Information

We maintain our corporate website at www.enterothera.com. Information on our website does not constitute a part of, nor is it incorporated in any way, into this prospectus and should not be relied upon in connection with making an investment decision. We make available free of charge at www.enterothera.com/investors/regulatory-filings our annual, quarterly, and current reports, and amendments to those reports if any, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

Our common stock is quoted on the Nasdaq under the symbol “ENTO”. We file annual, quarterly, and current reports, proxy statements and other information with the U.S. Securities Exchange Commission (the “SEC”) and are subject to the requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These filings are available to the public on the Internet on the SEC’s website at www.sec.gov.

Our principal business address is 777 Yamato Road, Suite 502, Boca Raton, Florida 33431, and our telephone number is (561) 589-7020.

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THE OFFERING

Common Stock to be offered by the selling stockholders	Up to 1,626,282 shares of common stock issuable upon exercise of Pre-funded Warrants and 3,319,228 shares of common stock issuable upon Common Warrants.

Terms of the Offering:	The selling stockholders will determine when and how it will sell the shares of common stock offered in this prospectus, as described in “Plan of Distribution.”

Common Stock outstanding prior to this offering	1,588,409 shares of common stock as of September 9, 2025

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock offered hereby by the selling stockholders, although we may receive cash from the exercise of the Warrants.

Risk Factors	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus and the similarly titled sections in the documents incorporated by reference into this prospectus.

Nasdaq Capital Market symbol	Our common stock is listed on the Nasdaq Capital Market under the symbol “ENTO.” We do not intend to apply for listing of the Warrants on any securities exchange or nationally recognized trading system.

Unless otherwise noted, the share and per share information in this prospectus reflects the effect of the reverse stock split of the common stock at a ratio of 1-for-3, which became effective August 18, 2025.

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RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risks and all of the other information contained or incorporated by reference in this prospectus before deciding whether to invest in our securities , including the risks and uncertainties described below and under the caption “Risk Factors” in our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC, in each case as these risk factors are amended or supplemented by subsequent Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q. Our business, financial condition, results of operations and future prospects may be adversely affected as a result of such risks. In such an event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to Ownership of Our Securities

Our current dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

The accompanying consolidated financial statements have been prepared on the basis that we will continue as a going concern. We have incurred significant operating losses and negative cash flows from operations since inception. On June 30, 2025, we had cash and cash equivalents of approximately $4,474, and an accumulated deficit of approximately $2.3 million. We have incurred recurring losses, have experienced recurring negative operating cash flows, and require significant cash resources to execute our business plans. In January 2025, we closed on a revolving loan agreement in the principal amount of $2.0 million. Based on cash on hand at August 18, 2025 and the available loan proceeds and assuming successful financing efforts and the closing of the Rescission Agreement, which we cannot guarantee, we anticipate having sufficient cash to fund planned operations through April 2026. Historically, our major sources of cash have been comprised of proceeds from various public and private offerings of its capital stock. We are dependent on obtaining additional working capital funding from the sale of equity and/or debt securities in order to continue to execute our development plans and continue operations.

We have been, and are expected to continue, exploring various potential strategies available including but not limited to raising capital, restructuring our indebtedness and identifying and evaluating potential strategic alternatives but there can be no assurance that these efforts will be successful, that the Company will be able to raise necessary capital on acceptable terms, reach agreement with lenders, or that the strategic review process will result in the Company pursuing any transaction or that any transaction, if pursued, will be completed on attractive terms or at all. We are evaluating all potential strategic options, including a merger, reverse merger, sale, wind-down, liquidation and dissolution or other strategic transaction. Additionally, there can be no assurances that any particular course of action, business arrangement or transaction, or series of transactions, will be pursued, successfully consummated or lead to increased stakeholder value or that it will make any cash distributions to stockholders. Any failure in these efforts could force us to delay, limit or terminate operations, make reductions in our workforce, discontinue research and development programs, liquidate all or a portion of assets or pursue other strategic alternatives, and/or seek protection under the provisions of the U.S. Bankruptcy Code.

Without adequate working capital, we may not be able to meet our obligations and continue as a going concern. We believe that additional capital will be needed to begin a Phase 3 clinical trial for Adrulipase. In this regard, we plan to seek follow-on financing by the end of the third quarter of 2025, which will be used solely to fund the Phase 3 trials. If the Company is not able to obtain necessary capital, we may be required to terminate operations, liquidate all or a portion of assets and/or seek bankruptcy protection. As a result, we have concluded that our plans at this stage do not alleviate substantial doubt about the ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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Our failure to maintain compliance with Nasdaq’s continued listing requirements could result in the delisting of shares of our Common Stock.

Shares of our Common Stock are currently listed on The Nasdaq Stock Market LLC. We must satisfy the continued listing requirements of Nasdaq to maintain the listing of our shares of Common Stock on The Nasdaq Stock Market LLC.

On August 17, 2023, we received a notice from the Listing Qualifications Staff (the “Staff”) of Nasdaq indicating that we were not in compliance with the $2.5 million minimum stockholders’ equity requirement for continued listing of the shares of our Common Stock on Nasdaq, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Rule”). In that regard, we reported a stockholders’ deficit of $881,960 in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 (we did not then, and do not now, meet the alternative compliance standards relating to the market value of listed securities of $35 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years). On October 2, 2023, we submitted a plan to the Staff to regain compliance with the Minimum Stockholders’ Equity Rule. On November 13, 2023, we filed our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, reporting total stockholders’ equity of $3,278,805 as of September 30, 2023.

As we have previously reported, on August 24, 2023, we received a notice (the “Minimum Bid Price Notice”) from the Staff indicating that, based upon the closing bid price of the shares of our Common Stock for the last 30 consecutive business days, we were not in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2). We were provided a compliance period of 180 calendar days from the date of the Notice, or until February 20, 2024, to regain compliance with the minimum bid price rule. If at any time before February 20, 2024, the closing bid price of the shares of our Common Stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, subject to Nasdaq’s discretion to extend this period to 20 consecutive business days, Nasdaq will provide written notification that we have achieved compliance with the minimum bid price requirement, and the matter would be resolved. On January 4, 2024, we received notice from Nasdaq Listing Qualifications stating that the Staff had determined that for the prior eleven consecutive business days, from December 18, 2023, to January 3, 2024, the closing bid price of our Common Stock had been at $1.00 per share or greater, and accordingly, we had regained compliance with the Bid Price Rule.

On October 26, 2023, we received notice from the Staff of Nasdaq indicating that, in connection with our July 2023 Offering, we were not in compliance with the requirement for prior shareholder approval for transactions, other than public offerings, involving the issuance of 20% or more of the pre-transaction shares outstanding at less than the Minimum Price, defined as a price that is the lower of: (i) the Nasdaq official closing price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price per share of the Common Stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. On December 12, 2023, during the Special Meeting, our stockholders ratified our entry into the July 2023 Offering as we received the affirmative vote of the majority of the votes cast by shares of our Common Stock present or represented by proxy and entitled to vote at the Special Meeting. On March 19, 2024, we received the Letter of Reprimand from the Nasdaq Listing Qualifications Staff stating that, while we failed to comply with Nasdaq’s continued listing requirements, our violation of Nasdaq Listing Rule 5635(d) does not appear to have been the result of a deliberate intent to avoid compliance, and as such, the Staff does not believe that delisting our securities is an appropriate sanction and that it is appropriate to close these matters by issuing the Letter of Reprimand.

We received a letter on September 6, 2024 from the Listing Qualifications Staff of Nasdaq indicating that, based upon the closing bid price of our Common Stock for the last 30 consecutive business days, the Company was not in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we were provided 180 days, or until March 5, 2025, to regain compliance with the minimum bid price requirement.

On March 6, 2025, we received a letter from Nasdaq advising that we had been granted a 180-day extension, or until September 1, 2025, to regain compliance with the minimum bid price requirement. If at any time prior to September 1, 2025, the bid price per share of our Common Stock closes at $1.00 or more for a minimum of 10 consecutive business days (or subject to Nasdaq’s discretion to extend this period, for more than 10 consecutive business days, but generally not more than 20 consecutive business days), we will regain compliance with the minimum bid price requirement. On August 18, 2025, we effected a reverse split of our common stock to regain compliance with the minimum bid price requirement but cannot guarantee that we will regain or maintain such compliance.

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The extension notice has no immediate effect on the listing the shares of our Common Stock on Nasdaq and does not affect our reporting requirements with the Securities and Exchange Commission. If we do not regain compliance with the minimum bid price requirement during the additional 180-day extension, Nasdaq will provide written notification that shares of our Common Stock will be delisted. At that time, we may appeal the delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if the Company does appeal the delisting determination by Nasdaq to the hearings panel, that such appeal would be successful. There can be no assurance that we will regain compliance with the minimum bid price requirement during the additional 180-day compliance period ending September 1, 2025 or maintain compliance with any other Nasdaq listing requirement. We intend to monitor the closing bid price of our Common Stock and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement.

On January 7, 2025, we received a written notice from the Listing Qualifications department of Nasdaq indicating that were not in compliance with Nasdaq continued listing requirements, due to our not holding an annual meeting of stockholders within one year of our 2023 fiscal year end. On February 21, 2025, we submitted a plan to regain compliance. On March 3, 2025, Nasdaq informed us that it has determined to grant us an extension until June 30, 2025 to regain compliance for continued listing. On June 30, 2025, we held our annual meeting of stockholders and thereby expect that Nasdaq will provide notice of our compliance for continued listing.

Further, our stockholders’ equity as of December 31, 2024 was ($3,876,738), which is below the $2.5 million of stockholders’ equity required under the Minimum Stockholders’ Equity Rule. In this regard, on April 11, 2025, we received notice from the Staff indicating that we were not in compliance with the minimum stockholders’ equity requirement as set forth under the Minimum Stockholders’ Equity Rule. Under the notice, we were provided with 45 days to submit a plan to regain compliance with the stockholders’ equity requirement for Nasdaq's consideration. We submitted the compliance plan to the Staff on May 23, 2025 to regain compliance. On June 25, 2026, Nasdaq informed us that it has determined to grant us an extension provided that we complete the actions described in the compliance plan on or before October 8, 2025. Nasdaq has also informed us that if we fail to evidence compliance upon filing our periodic report for the year ending December 31, 2025, with the SEC and Nasdaq, we may be subject to delisting. In the event we do not satisfy these terms for the extension, Nasdaq will provide written notification that our securities will be delisted. At that time, we would be entitled to request a hearing before a Nasdaq Hearings Panel to present a plan to regain compliance and to request a further extension period to regain compliance.

There can be no assurance that we will be able to ultimately regain and sustain compliance with all applicable requirements for continued listing on Nasdaq. In 2020, the SEC approved a previously proposed Nasdaq rule change to expedite delisting of securities with a closing bid price at or below $0.10 for 10 consecutive trading days during any bid price compliance period and that have had one or more reverse stock splits with a cumulative ratio of one for 250 or more shares over the prior two-year period. Further, if our common stock fails to meet the minimum bid price requirement and we have effected a reverse stock split within the prior one-year period, we will not be eligible for any compliance period to address a bid price deficiency.  In addition, if a company falls out of compliance with the $1.00 minimum bid price after completing reverse stock splits over the immediately preceding two years that cumulatively result in a ratio one for 250 shares, the company will not be able to avail itself of any bid price compliance periods under Rule 5810(c)(3)(A), and Nasdaq will instead require the issuance of a Staff delisting determination. We could appeal the determination to a hearings panel, which could grant us a 180-day exception to remain listed if it believes we would be able to achieve and maintain compliance with the bid price requirement. Following the exception, the company would be subject to the procedures applicable to a company with recurring deficiencies.

In the event that we are unable to regain and sustain compliance with all applicable requirements for continued listing on the Nasdaq, our Common Stock may be delisted from Nasdaq. If our Common Stock were delisted from Nasdaq, trading of our Common Stock would most likely take place on an over-the-counter market established for unlisted securities, such as the OTCQB® Venture Market or the OTC Pink Market (or the successors to the OTC Pink Market planned for October 1, 2025) maintained by OTC Markets Group, Inc. An investor would likely find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our Common Stock on an over-the-counter market, and many investors would likely not buy or sell our Common Stock due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons. In addition, delisting would materially and adversely affect our ability to raise capital on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. For these reasons and others, delisting would adversely affect the liquidity, trading volume and price of our Common Stock, causing the value of an investment in us to decrease and having an adverse effect on our business, financial condition and results of operations, including our ability to attract and retain qualified employees and to raise capital.

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If shares of our common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our shares of common stock is less than $5.00 per share, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares. In addition, the regulations relating to penny stocks, coupled with the typically higher cost per trade to the investor of penny stocks due to factors such as broker commissions generally representing a higher percentage of the price of a penny stock than of a higher-priced stock, would further limit the ability of investors to trade in our Common Stock.

We will require additional financing to advance the development of our lead product candidate, Adrulipase, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital could force us to delay, limit, reduce or terminate our product development programs, potential commercialization efforts or other operations.

The development of biopharmaceutical product candidates is capital-intensive. Our operations have consumed substantial amounts of cash since inception. We believe that additional capital will be needed to begin a Phase 3 clinical trial for Adrulipase. In this regard, we plan to seek follow-on financing by the end of the third quarter of 2025, which will be used solely to fund the Phase 3 trials. Because the design and outcome of our ongoing, anticipated and any future clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate we develop.

Our future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing Adrulipase and programs, and of conducting preclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining marketing approvals for Adrulipase if clinical trials are successful;

•	the success of any future collaborations;

•	the cost of commercialization activities for any approved product, including marketing, sales and distribution costs;

•	the cost and timing of establishing, equipping, and operating our current and planned manufacturing activities;

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•	the cost of manufacturing Adrulipase for clinical trials in preparation for marketing approval and commercialization;

•	our ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements;

•	the cost, timing and outcome of seeking FDA and any other regulatory approvals for any future product candidates;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation or other patent challenge costs and the outcome of such litigation or other patent challenges;

•	our ability to establish and maintain healthcare coverage and adequate reimbursement for our future products, if any;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the emergence of competing cancer therapies and other adverse market developments;

•	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates;

•	the costs associated with being a public company;

•	our need and ability to retain key management and hire scientific, technical, medical and business personnel;

•	the costs associated with expanding our facilities or building out our laboratory space; and

We do not have any committed external source of funds or other support for our development efforts. Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings and debt financings, or other capital sources such as potential collaborations, strategic alliances, licensing arrangements and other arrangements. In addition, because the design and outcome of our anticipated and any future clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of Adrulipase. Accordingly, we will be required to obtain further funding to achieve our business objectives. If we are unable to obtain such funding on favorable terms or at all, it may have an adverse effect on our business, financial condition and results of operations.

The sale of a substantial amount of our common stock, including resale of the shares of common stock held by the selling stockholders in the public market, could adversely affect the prevailing market price of our common stock.

This prospectus covers the resale of 4,945,510 shares of our common stock held by the selling stockholders. Sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock. We cannot predict if and when selling stockholders may sell such shares in the public market.

Future sales of our common stock could lower our stock price and dilute existing stockholders.

We may, in the future, sell additional shares of common stock or other types of our securities in subsequent public or private offerings. We cannot predict the size or terms of future issuances of our securities or the effect, if any, that future sales and issuances of our securities will have on the market price of our common stock. Sales of substantial amounts of our securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock. In addition, these sales may be dilutive to existing stockholders.

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Risks Related to Our Business

If the transactions under the Rescission Agreement are not consummated, it will have a material adverse impact on our business, financial condition and results of operations.

In the event the transactions contemplated under the Rescission Agreement do not close, as ImmunogenX, LLC’s holding company, we will be subject to its duties, liabilities and obligations under various contractual arrangements. Specifically, in the event of default by ImmunogenX, LLC, we will be liable for the repayment of approximately $2,436,338 of ImmunogenX, LLC’s unsecured debt as well as the additional approximately $46,000 of its accounts payable that we did not retain under the Rescission Agreement. We do not expect that we will have funds remaining from the proceeds of this offering to pay these amounts. The accounts payable liability of ImmunogenX, LLC retained by the Company may be further reduced from the approximately $695,000 as the Company has a right under the Rescission Agreement to negotiate the repayment of such accounts payable with the payees, with sole discretion over determining the payment amounts and timing for such payments. Further, if the rescission is not consummated, and if ImmunogenX, LLC does not timely repay its loan to Mattress Liquidators, Inc., Mattress Liquidators, Inc. may file suit against us again. Further, as our Series G Preferred Stock is redeemable for cash at the option of the holder as we have never obtained the shareholder approval required to allow its conversion into shares of our common stock, and we would be required to settle potential conversion of the Series G Preferred Stock at a price per share equal to the then-current fair value of the Series G Preferred Stock, which shall be the last reported closing sale price of our common stock as of the trading day immediately prior to the conversion event.

Under the terms of the Rescission Agreement, the parties initially agreed to the closing of the transactions contemplated thereby on or before June 30, 2025. Under the terms of the Rescission Agreement, the agreement may be terminated and the transactions contemplated thereby may be abandoned by the Company or the representative of IMGX Shareholders, who is our director Jack Syage, if the transactions were not consummated by June 30, 2025, unless the Company and shareholder representative shall have consented to a subsequent date. On June 30, 2025 the Company and the shareholder representative mutually agreed that the transactions contemplated by the Rescission Agreement may be consummated on or prior to September 30, 2025. We expect that the Company and the shareholder representative will mutually agree to extend this date to October 31, 2025 and that the transactions contemplated by the Rescission Agreement will be consummated on or prior to October 31, 2025, subject to satisfaction of all conditions for closing, including obtaining shareholder approval by the Company for the transfer of the Membership Interests to the IMGX Shareholders by October 31, 2025.

If the closing of the transactions contemplated by the Rescission Agreement does not occur on or prior to October 31, 2025 we may be subject to the aforementioned risks relating to being liable for repayment of ImmunogenX, LLC’s debt, the threat of litigation by Mattress Liquidators, Inc. against us and being required to redeem the Series G Preferred Stock for cash. These risks may have an adverse effect on our stockholders’ equity resulting in non-compliance with Nasdaq’s Minimum Stockholders’ Equity Rule. In order to be compliant with the Minimum Stockholders’ Equity Rule, we may have to raise capital from additional sources which may have an effect of diluting our existing shareholders. If we are subject to any or all of the above, it may have an adverse effect on our business, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this prospectus, any prospectus supplement or the documents incorporated herein and therein by reference, including statements about future financial and operating results and performance, statements about our plans, objectives, expectations and intentions with respect to future operations, products and services, and other statements that are not historical facts, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements express or implied by the forward-looking statements.

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In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “expect,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar conditional expressions. The forward-looking statements in this prospectus or the documents incorporated herein by reference are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of important factors that could cause actual results to differ materially from those in the forward-looking statements, including the factors described under Item 1A “Risk Factors” contained herein and in our most recently filed Annual Report on Form 10-K and Registration Statement on Form S-1.

Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties.

We cannot guarantee that the results and other expectations expressed, anticipated or implied in any forward-looking statement will be realized. The risks set forth under Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as revised or supplemented by our Quarterly Reports on Form 10-Q and other documents we file with the SEC, describe major risks to our business, and you should read and interpret any forward-looking statements together with these risks. A variety of factors, including these risks, could cause our actual results and other expectations to differ materially from the anticipated results or other expectations expressed, anticipated or implied in our forward-looking statements. Should known or unknown risks materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected in the forward-looking statements. You should bear this in mind as you consider any forward-looking statements.

You should read this prospectus and the documents that we incorporate by reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

USE OF PROCEEDS

The net proceeds from any disposition of the Shares will be received by the selling stockholders. We will not receive any of the proceeds from any such Shares offered by this prospectus. We will, however, receive the net proceeds of any Warrants exercised for cash. We expect to use the proceeds received from the exercise of the Warrants, if any, for the general working capital purposes.

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DIVIDEND POLICY

We have not paid any dividends on our common stock since inception and we currently expect that, in the foreseeable future, all earnings, if any, will be retained for the development of our business and no dividends will be declared or paid. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, our earnings, if any, operating results, financial condition and capital requirements, general business conditions and other pertinent facts.

PRIVATE PLACEMENT OF PRE-FUNDED WARRANTS AND COMMON WARRANTS

On August 9, 2025, we entered into the Purchase Agreement with certain accredited investors for a private placement offering, or the Private Placement, of the Company’s Pre-funded Warrants and Common Warrants. Pursuant to the Purchase Agreement, we sold (i) Common Warrants to purchase up to 3,319,228 shares of common stock, and (ii) 1,626,282 Pre-funded Warrants with each Pre-funded Warrant exercisable for one share of common stock. Each Common Warrant were sold at an offering price of $0.375, and each Pre-funded Warrant and accompanying two Common Warrants were sold together at a combined offering price of $1.8447 for gross proceeds to the Company of $3,025,000. The Pre-funded Warrants have an exercise price of $0.00003 per share, subject to adjustment, and the Common Warrants have an exercise price of $1.0947 per share, subject to adjustment as set forth in the Common Warrants for stock splits, stock dividends, recapitalizations and similar customary adjustments. The Private Placement closed on August 11, 2025 (the “Closing Date”).

The Pre-funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Common Warrants are exercisable immediately and expire five years from the earlier of the effective date of the Registration Statement or the date that the common stock underlying the Pre-Funded Warrants and Common Warrants can be resold without restriction or limitation pursuant to Rule 144. Both the Pre-funded Warrants and Common Warrants are exercisable on a cashless basis in the event that, at the time of exercise, there is not an effective registration statement for the resale of the shares underlying the Pre-funded Warrants or Common Warrants, as applicable. The respective Pre-funded Warrants or Common Warrants may not be exercised to the extent such exercise would cause the holder to beneficially own more than 4.9% of the Company’s issued and outstanding common stock. The exercise price of the Warrants is subject to appropriate adjustment in the event of stock splits, stock dividends, recapitalizations and similar customary adjustments.

Pursuant to the Purchase Agreement, we agreed, subject to certain exceptions, for so long as any investor holds 30% of the securities purchased in the offering, that neither us nor any our subsidiary would enter into any agreement to issue or announce the issuance or proposed issuance of any shares of common stock or securities convertible or exercisable into common stock or file any registration statement or any amendment or supplement thereto. Each of our officers and directors agreed not to sell or transfer any shares of common stock or securities convertible or exercisable into common stock for a period of 90 days following the closing of the Private Placement. Effective as of the closing, the investors have the right to designate two members to our board of directors for so long as they and their affiliates beneficially own at least 10% of our outstanding common stock (calculated on an as-converted, fully diluted basis), and we have appointed such designees.

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In connection with the Purchase Agreement, we entered into a registration rights agreement, or the Registration Rights Agreement, with the investors. Pursuant to the Registration Rights Agreement, we are required to file a resale registration statement, or the Registration Statement, with the SEC to register for resale the common shares and shares issuable upon exercise of the Warrants within 15 days after the closing of the transactions contemplated by the Purchase Agreement, and to have such Registration Statement declared effective as promptly as possible after its filing. The Company is filing this registration statement in satisfaction of its obligation to file a registration statement under the Registration Rights Agreement.

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the selling stockholders are those issuable to the selling stockholders, upon exercise of the Warrants. For additional information regarding the issuances of those Warrants, see “Private Placement of Pre-Funded Warrants and Common Warrants” above. We are registering the Shares in order to permit the selling stockholders to offer the Shares for resale from time to time. Except for the ownership of the Warrants, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the selling stockholders. The second column lists the number of shares of Common Stock beneficially owned by each selling stockholder, based on its ownership of the shares of Common Stock and warrants, as of September 9, 2025, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercises. The third column lists the Shares being offered by this prospectus by the selling stockholders. The fourth column assumes the sale of all of the Shares offered by the selling stockholders pursuant to this prospectus.

In accordance with the terms of a Registration Rights Agreement with the selling stockholders, this prospectus generally covers the resale of the maximum number of shares of Common Stock issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised in full as of September 9, 2025, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the Registration Rights Agreement, without regard to any limitations on the exercise of the warrants.

Under the terms of the Warrants, a selling stockholder may not exercise the warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock which would exceed 4.9%, of our then outstanding Common Stock following such exercise, excluding for purposes of such determination shares of Common Stock issuable upon exercise of the warrants that have not been exercised. The numbers of Common Stock in the second and fourth columns do not reflect this limitation. The selling stockholders may sell all, some or none of their Common Stock in this offering. See “Plan of Distribution.”

The percentage of shares beneficially owned prior to the offering is based on 1,588,409 shares of our common stock actually outstanding as of September 9, 2025.

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Name of Selling Stockholder	Number of shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of shares of Common Stock to be Sold Pursuant to this Prospectus	Number of shares of Common Stock Beneficially Owned After Offering
North York LTD	2,472,755	(1)	2,472,755	-

Strategic EP LLC	2,066,184	(2)	2,066,184	-

Eadwacer Holdings, LLC	406,571	(3)	406,571	-

(1)	Consists of (i) 813,141 shares of common stock underlying Pre-Funded Warrants and (ii) 1,659,614 shares of common stock underlying Common Warrants. Ashwood Forbes, the director of North York LTD, has voting and investment control of the shares held by North York LTD, and may be deemed to be the beneficial owner of such shares. Ashwood Forbes, however, disclaims any beneficial ownership of the shares held by North York LTD. All of the warrants have a blocker provision that subject the exercise/conversion of such securities to a 4.9% beneficial ownership limitation. The address of North York LTD is 007 Emily House, 1105 Leeward Highway, Providenciales P.O. Box 666, Turks and Caicos Islands.

(2)	Consists of (i) 677,617 shares of common stock underlying Pre-Funded Warrants and (ii) 1,388,567 shares of common stock underlying Common Warrants. Alex Deitch, the manager of Strategic EP LLC, has voting and investment control of the shares held by Strategic EP LLC, and may be deemed to be the beneficial owner of such shares. Alex Deitch, however, disclaims any beneficial ownership of the shares held by Strategic EP LLC. All of the warrants have a blocker provision that subject the exercise/conversion of such securities to a 4.9% beneficial ownership limitation. The address of Strategic EP LLC is 1050 Crown Pointe Parkway, Suite 500 Atlanta GA, 30338.

(3)	Consists of (i) 135,524 shares of common stock underlying Pre-Funded Warrants and (ii) 271,047 shares of common stock underlying Common Warrants. Christopher C. Finn, the owner and president of Eadwacer Holdings, LLC, has voting and investment control of the shares held by Eadwacer Holdings, LLC, and may be deemed to be the beneficial owner of such shares. Christopher C. Finn, however, disclaims any beneficial ownership of the shares held by Eadwacer Holdings, LLC. All of the warrants have a blocker provision that subject the exercise/conversion of such securities to a 4.9% beneficial ownership limitation. The address of Eadwacer Holdings, LLC is 26 New Street, Charleston, SC 29401.

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PLAN OF DISTRIBUTION

Each selling stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

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The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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DESCRIPTION OF CAPITAL STOCK

The following is a summary of information concerning capital stock of Entero Therapeutics, Inc. (“us,” “our,” “we” or the “Company”) and certain provisions of our certificate of incorporation, as amended and restated, and amended and restated bylaws currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, as amended (the “Charter”) and amended and restated bylaws (the “Bylaws”), each previously filed with the Securities and Exchange Commission (“SEC”) and incorporated by reference as an exhibit to the Annual Report on Form 10-K, as amended, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

General

Our authorized capital stock consists of:

•	100,000,000 shares of common stock, par value $0.0001 per share; and
•	10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent pursuant to written consent). Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote. Our Charter and Bylaws do not provide for cumulative voting rights.

Holders of our common stock are entitled to receive, ratably, dividends only if, when and as declared by our Board of Directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over the common stock.

In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the common stock.

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

We currently have up to 10,000,000 shares of preferred stock, par value $0.0001 per share, authorized and available for issuance in one or more series. Our Board of Directors is authorized to divide the preferred stock into any number of series, fix the designation and number of each such series, and determine or change the designation, relative rights, preferences, and limitations of any series of preferred stock. The Board of Directors may increase or decrease the number of shares initially fixed for any series, but no decrease may reduce the number below the shares then outstanding and duly reserved for issuance. Currently, 5,194.805195 shares have been initially designated as Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), 75,000 shares have been initially designated as Series C 9.00% Convertible Junior Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”), 150 shares have been initially designated as Series D Convertible Preferred Stock, par value $0.0001 per share (the “Series D Preferred Stock”), 150 shares have been initially designated as Series E Convertible Preferred Stock, par value $0.0001 per share (the “Series E Preferred Stock”), 7,000 shares have been initially designated as Series F Preferred Stock, par value $0.0001 (the “Series F Preferred Stock”) and 13,000 shares have been initially designated as Series G Preferred Stock, par value $0.0001 (the “Series G Preferred Stock”). There are currently no shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock or Series G Preferred Stock issued and outstanding. This leaves 10,000,000 shares of preferred stock authorized but undesignated and unissued.

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Series B Preferred Stock

Under the Series B Certificate of Designation, each share of Series B Preferred Stock will be convertible, at the holder’s option at any time, into our common stock at a conversion rate equal to the quotient of (i) the $7,700 stated value (the “Series B Stated Value”) divided by (ii) the conversion price of $4,851.00, subject to specified adjustments for stock splits, cash or stock dividends, reorganizations, reclassifications other similar events as set forth in the Series B Certificate of Designation. In addition, if at any time after January 16, 2021, the six month anniversary of the date of the closing of our private placement transaction on July 16, 2020, the closing sale price per share of our common stock exceeds 250% of the conversion price, or $12,127.50, for 20 consecutive trading days, then all of the outstanding shares of Series B Preferred Stock will automatically convert (the “Automatic Conversion”) into such number of shares of our common stock as is obtained by multiplying the number of shares of Series B Preferred Stock to be so converted, plus the amount of any accrued and unpaid dividends thereon, by the Series B Stated Value per share and dividing the result by the then applicable conversion price.

The Series B Preferred Stock contains limitations that prevent the holder thereof from acquiring shares of our common stock upon conversion (including pursuant to the Automatic Conversion) that would result in the number of shares beneficially owned by such holder and its affiliates exceeding 9.99% of the total number of shares of our common stock outstanding immediately after giving effect to the conversion, which percentage may be increased or decreased at the holder’s election not to exceed 19.99%.

Each holder of shares of Series B Preferred Stock, in preference and priority to the holders of all other classes or series of our stock, is entitled to receive dividends, commencing from the date of issuance. Such dividends may be paid by us only when, as and if declared by our Board of Directors, out of assets legally available therefore, semiannually in arrears on the last day of June and December in each year, commencing December 31, 2020, at the dividend rate of 9.0% per year, which is cumulative and continues to accrue on a daily basis whether or not declared and whether or not we have assets legally available therefore. We may pay such dividends at our sole option either in cash or in kind in additional shares of Series B Preferred Stock (rounded down to the nearest whole share), provided we must pay in cash the fair value of any such fractional shares in excess of $100.00. Under the Series B Certificate of Designations, to the extent that applicable law or any of our existing contractual restrictions prohibit any required issuance of additional shares of Series B Preferred Stock as in-kind dividends or otherwise (“Additional Shares”), then appropriate adjustment to the conversion price of the Series B Preferred Stock shall be made so that the resulting number of conversion shares includes the aggregate number of shares of our common stock into which such Additional Shares would otherwise be convertible.

Under the Series B Certificate of Designation, each share of Series B Preferred Stock carries a liquidation preference equal to the Series B Stated Value (as adjusted thereunder) plus accrued and unpaid dividends thereon (the “Series B Liquidation Preference”).

The holders of the Series B Preferred Stock, voting as a separate class, will have customary consent rights with respect to certain corporate actions by us. We may not take the following actions without the prior consent of the holders of at least a majority of the Series B Preferred Stock then outstanding: (a) authorize, create, designate, establish, issue or sell an increased number of shares of Series B Preferred Stock or any other class or series of capital stock ranking senior to or on parity with the Series B Preferred Stock as to dividends or upon liquidation; (b) reclassify any shares of common stock or any other class or series of capital stock into shares having any preference or priority as to dividends or upon liquidation superior to or on parity with any such preference or priority of Series B Preferred Stock; (c) amend, alter or repeal our Charter or Bylaws and the powers, preferences, privileges, relative, participating, optional and other special rights and qualifications, limitations and restrictions thereof, which would adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock; (d) issue any indebtedness or debt security, other than trade accounts payable, insurance premium financings and/or letters of credit, performance bonds or other similar credit support incurred in the ordinary course of business, or amend, renew, increase, or otherwise alter in any material respect the terms of any such indebtedness existing as of the date of first issuance of shares of Series B Preferred Stock; (e) redeem, purchase, or otherwise acquire or pay or declare any dividend or other distribution on (or pay into or set aside for a sinking fund for any such purpose) any of our capital stock; (f) declare bankruptcy, dissolve, liquidate, or wind up our affairs; (g) effect, or enter into any agreement to effect, a Change of Control (as defined in the Series B Certificate of Designations); or (h) materially modify or change the nature of our business.

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Series C Preferred Stock

Under the Series C Certificate of Designation, each share of Series C Preferred Stock will be convertible, at either the holder’s option or at our option at any time, into common stock at a conversion rate equal to the quotient of (i) the Series C Stated Value of $750 plus all accrued and accumulated and unpaid dividends on such share of Series C Preferred Stock divided by (ii) the conversion price of $ 47,250.00, subject to specified adjustments for stock splits, cash or stock dividends, reorganizations, reclassifications other similar events as set forth in the Series C Certificate of Designation.

The Series C Preferred Stock contains limitations that prevent the holders thereof from acquiring shares of our common stock upon conversion that would result in the number of shares beneficially owned by any such holder and its affiliates exceeding 9.99% of the total number of shares of our common stock outstanding immediately after giving effect to the conversion. As a result, the Series C Certificate of Designations provides for the issuance of pre-funded warrants to purchase shares of our common stock, with an exercise price of $0.003 per share and with no expiration date, if necessary to comply with this limitation.

Each holder of shares of Series C Preferred Stock, subject to the preference and priority to the holders of our Series B Preferred Stock, is entitled to receive dividends, commencing from the date of issuance of the Series C Preferred Stock. Such dividends may be paid only when, as and if declared by our Board of Directors, out of assets legally available therefore, quarterly in arrears on the last day of March, June, September and December in each year, commencing on the date of issuance, at the dividend rate of 9.0% per year. Such dividends are cumulative and continue to accrue on a daily basis whether or not declared and whether or not we have assets legally available therefore.

Under the Series C Certificate of Designation, each share of Series C Preferred Stock carries a liquidation preference equal to the Series C Stated Value plus accrued and unpaid dividends thereon and any other fees or liquidated damages then due and owing thereon.

The holders of the Series C Preferred Stock have no voting rights. We may not take the following actions without the prior consent of the holders of at least a majority of the Series C Preferred Stock then outstanding: (a) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend the Series C Certificate of Designations, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in the Series C Certificate of Designations) senior to, or otherwise pari passu with, the Series C Preferred Stock, (c) amend our certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of the Series C Preferred Stock, (d) increase the number of authorized shares of Series C Preferred Stock, or (e) enter into any agreement with respect to any of the foregoing.

Series D Preferred Stock

The following is a summary of the principal terms of the Series D Preferred Stock as set forth in the Certificate of Designation of the Series D Preferred Stock:

Dividends

The holders of Series D Preferred Stock will be entitled to dividends, on an as-if converted basis, equal to and in the same form as dividends actually paid on shares of Common Stock, when and if actually paid.

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Voting Rights

The shares of Series D Preferred Stock has no voting rights, except the right to vote, with the holders of Common Stock, as a single class, on any resolution presented to stockholders for the purpose of obtaining approval of a proposed amendment to the Charter, to effect a reverse split of the outstanding shares of the Common Stock at a ratio to be determined (the “Reverse Split Amendment”), with each share of Series D Preferred Stock entitled to vote on an as-converted basis (whether or not such conversion shares are then convertible and disregarding any limitations on conversion) (however, in only this instance, the Series D Preferred Stock will be considered to convert at the Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) immediately preceding the execution and delivery of the purchase agreement by and among the Company and the purchaser signatories thereto, or $ 125.811 per share).

As long as any shares of Series D Preferred Stock are outstanding, the Company may not, without the approval of a majority of the then outstanding shares of Series D Preferred Stock (a) alter or change adversely the powers, preferences or rights of the Series D Preferred Stock, (b) increase the number of authorized shares of Series D Preferred Stock, or (c) enter into any agreement with respect to any of the foregoing.

Liquidation

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the then holders of the Series D Preferred Stock shall be entitled to receive out of the assets available for distribution to stockholders of the Company an amount equal to 100% of the Stated Value and no more, prior and in preference to the Common Stock.

Conversion

The Series D Preferred Stock is convertible into Common Stock at any time after the date on which the Reverse Split Amendment is filed and effective with the Secretary of State of the State of Delaware (the “Reverse Stock Split Date”) at a conversion price of $94.50, subject to adjustment as set forth in the Series D Certificate of Designation (the “Series D Conversion Price”). Upon conversion the shares of Series D Preferred Stock will resume the status of authorized but unissued shares of preferred stock of the Company.

Conversion at the Option of the Holder

The Series D Preferred Stock is convertible at the Series D Conversion Price at the option of the holder at any time and from time to time from and after the Reverse Stock Split Date.

Mandatory Conversion and Forced Conversion by the Company

On the Reverse Stock Split Date or, if certain conditions are not satisfied on such date, on the first such date that such conditions are satisfied (but within and no later than 90 trading days after the Reverse Stock Split Date), the Company may give notice requiring the holders to convert the outstanding shares of Series D Preferred Stock into shares of Common Stock at the then-effective Series D Conversion Price on the 15th day following such notice.

Any time after November 12, 2022, subject to the satisfaction of certain conditions, the Company has the right to provide written notice to the holders to cause the holders to convert all or such part of their Series D Preferred Stock as specified in such notice into shares of Common Stock at the then-effective Series D Conversion Price on the date of such notice provided that the Company may not give such a notice more than once in any 60-day period and or within 60 days of a mandatory conversion pursuant to the provisions described in the previous paragraph.

Beneficial Ownership Limitation

The Series D Preferred Stock cannot be converted to common stock if the holder and its affiliates would beneficially own more than 4.99% (or 9.99% at the election of the holder) of the outstanding common stock. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Preemptive Rights

No holders of Series D Preferred Stock will, as holders of Series D Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any of our other securities.

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Redemption

The shares of Series D Preferred Stock are not redeemable by the Company.

Trading Market

There is no established trading market for any of the Series D Preferred Stock, and we do not expect a market to develop. We do not intend to apply for a listing for any of the Series D Preferred Stock on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Series D Preferred Stock will be limited.

Series E Preferred Stock

The following is a summary of the principal terms of the Series E Preferred Stock as set forth in the Certificate of Designation of the Series E Preferred Stock:

Dividends

The holders of Series E Preferred Stock will be entitled to dividends, on an as-if converted basis, equal to and in the same form as dividends actually paid on shares of common stock, when and if actually paid.

Voting Rights

The Series E Preferred Stock has no voting rights, except the right to vote, with the holders of Common Stock and holders of Series D Preferred Stock, as a single class, on the Reverse Stock Split Amendment. Each share of Series E Preferred Stock is entitled to 200,000,000 votes per share thereon; provided, that such shares of Series E Preferred Stock will, to the extent cast on the proposal to adopt and approve the Reverse Stock Split Amendment, be automatically and without further action of the holders voted in the same proportions as shares of Common Stock (excluding any shares of Common Stock that are not voted), Series D Preferred Stock and any other issued and outstanding shares of preferred stock of the Company having the right to vote thereon (other than the Series E Preferred Stock and shares of preferred stock not voted) are voted on such proposal. As an example, if 50.5% of the outstanding shares of Common Stock and Series D Preferred Stock voted at the meeting are voted in favor of the Reverse Split Amendment, the Company will count 50.5% of the votes cast by the holders of the Series E Preferred Stock, if any are outstanding, as votes in favor of the Reverse Split Amendment.

As long as any shares of Series E Preferred Stock are outstanding, the Company may not, without the approval of a majority of the then outstanding shares of Series E Preferred Stock (a) alter or change adversely the powers, preferences or rights of the Series E Preferred Stock, (b) increase the number of authorized shares of Series E Preferred Stock, or (c) enter into any agreement with respect to any of the foregoing.

Liquidation

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the then holders of the Series E Preferred Stock shall be entitled to receive out of the assets available for distribution to stockholders of the Company an amount equal to 100% of the Stated Value and no more, prior and in preference to the Common Stock.

Conversion

The Series E Preferred Stock is convertible into Common Stock at any time after the Reverse Stock Split Date at a conversion price of $94.50, subject to adjustment as set forth in the Series E Certificate of Designation (the “Series E Conversion Price”). Upon conversion the shares of Series D Preferred Stock will resume the status of authorized but unissued shares of preferred stock of the Company.

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Conversion at the Option of the Holder

The Series E Preferred Stock is convertible at the Series E Conversion Price at the option of the holder at any time and from time to time from and after the Reverse Stock Split Date.

Mandatory Conversion and Forced Conversion by the Company

On the Reverse Stock Split Date or, if certain conditions are not satisfied on such date, on the first such date that such conditions are satisfied (but within and no later than 90 trading days after the Reverse Stock Split Date), the Company may give notice requiring the holders to convert the outstanding shares of Series E Preferred Stock into shares of Common Stock at the then-effective Series E Conversion Price on the 15th day following such notice.

Any time after November 12, 2022, subject to the satisfaction of certain conditions, the Company has the right to provide written notice to the holders to cause the holders to convert all or such part of their Series E Preferred Stock as specified in such notice into shares of Common Stock at the then-effective Series E Conversion Price on the date of such notice provided that the Company may not give such a notice more than once in any 60-day period and or within 60 days of a mandatory conversion pursuant to the provisions described in the previous paragraph.

Beneficial Ownership Limitation

The Series E Preferred Stock cannot be converted to Common Stock if the holder and its affiliates would beneficially own more than 4.99% (or 9.99% at the election of the holder) of the outstanding common stock.

However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Preemptive Rights

No holders of Series E Preferred Stock will, as holders of Series E Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any of our other securities.

Redemption

The shares of Series E Preferred Stock are not redeemable by the Company.

Trading Market

There is no established trading market for any of the Series E Preferred Stock, and we do not expect a market to develop. We do not intend to apply for a listing for any of the Series E Preferred Stock on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Series E Preferred Stock will be limited.

Series F Preferred Stock

The following is a summary of the principal terms of the Series F Preferred Stock as set forth in the Certificate of Designation of the Series F Preferred Stock:

General; Transferability. Shares of Series F Preferred Stock will be uncertificated and represented in book-entry form. No shares of Series F Preferred Stock may be transferred by the holder thereof except in connection with a transfer by such holder of any shares of Common Stock held by such holder, in which case a number of one one-thousandths (1/1,000ths) of a share of Series F Preferred Stock equal to the number of shares of Common Stock to be transferred by such holder will be automatically transferred to the transferee of such shares of Common Stock.

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Voting Rights. Each share of Series F Preferred Stock will entitle the holder thereof to 1,000,000 votes per share (and, for the avoidance of doubt, each fraction of a share of Series F Preferred Stock will have a ratable number of votes). Thus, each 0.001 of a share of Series F Preferred Stock would entitle the holder thereof to 1,000 votes. The outstanding shares of Series F Preferred Stock will vote together with the outstanding shares of Common Stock of the Company as a single class exclusively with respect to (1) any proposal (the “Reverse Stock Split Proposal”) to adopt an amendment to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), to reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock at a ratio specified in or determined in accordance with the terms of such amendment (the “Reverse Stock Split”) and (2) any proposal to adjourn any meeting of stockholders called for the purpose of voting on the Reverse Stock Split (the “Adjournment Proposal”). The Series F Preferred Stock will not be entitled to vote on any other matter, except to the extent required under the Delaware General Corporation Law.

Unless otherwise provided on any applicable proxy or ballot with respect to the voting on the Reverse Stock Split Proposal or the Adjournment Proposal, the vote of each share of Series F Preferred Stock (or fraction thereof) entitled to vote on the Reverse Stock Split Proposal, the Adjournment Proposal or any other matter brought before any meeting of stockholders held to vote on the Reverse Stock Split Proposal will be cast in the same manner as the vote, if any, of the share of Common Stock in respect of which such share of Series F Preferred Stock was issued as a dividend is cast on the Reverse Stock Split Proposal, the Adjournment Proposal or such other matter, as applicable, and the proxy or ballot with respect to shares of Common Stock held by any holder on whose behalf such proxy or ballot is submitted will be deemed to include all shares of Series F Preferred Stock (or fraction thereof) held by such holder. Holders of Series F Preferred Stock will not receive a separate ballot or proxy to cast votes with respect to the Series F Preferred Stock on the Reverse Stock Split Proposal, the Adjournment Proposal or any other matter brought before any meeting of stockholders held to vote on the Reverse Stock Split Proposal.

Dividend Rights. The holders of Series F Preferred Stock, as such, will not be entitled to receive dividends of any kind.

Liquidation Preference. The Series F Preferred Stock will rank senior to the Common Stock as to any distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily (a “Dissolution”). Upon any Dissolution, each holder of outstanding shares of Series F Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to stockholders, prior and in preference to any distribution to the holders of Common Stock, an amount in cash equal to $0.0001 per outstanding share of Series F Preferred Stock.

Redemption. All shares of Series F Preferred Stock that are not present in person or by proxy at any meeting of stockholders held to vote on the Reverse Stock Split and the Adjournment Proposal as of immediately prior to the opening of the polls at such meeting (the “Initial Redemption Time”) will automatically be redeemed in whole, but not in part, by the Company at the Initial Redemption Time without further action on the part of the Company or the holder of shares of Series F Preferred Stock (the “Initial Redemption”). Any outstanding shares of Series F Preferred Stock that have not been redeemed pursuant to an Initial Redemption will be redeemed in whole, but not in part, (i) if such redemption is ordered by the Board in its sole discretion, automatically and effective on such time and date specified by the Board in its sole discretion or (ii) automatically upon the effectiveness of the amendment to the Certificate of Incorporation implementing the Reverse Stock Split.

Each share of Series F Preferred Stock redeemed in any redemption described above will be redeemed in consideration for the right to receive an amount equal to $0.001 in cash for each ten whole shares of Series F Preferred Stock that are “beneficially owned” by the “beneficial owner” (as such terms are defined in the certificate of designation with respect to the Preferred Stock (the “Certificate of Designation”)) thereof as of immediately prior to the applicable redemption time and redeemed pursuant to such redemption. However, the redemption consideration in respect of the shares of Series F Preferred Stock (or fractions thereof) redeemed in any redemption described above: (i) will entitle the former beneficial owners of less than ten whole shares of Series F Preferred Stock redeemed in any redemption to no cash payment in respect thereof and (y) will, in the case of a former beneficial owner of a number of shares of Series F Preferred Stock (or fractions thereof) redeemed pursuant to any redemption that is not equal to a whole number that is a multiple of ten, entitle such beneficial owner to the same cash payment, if any, in respect of such redemption as would have been payable in such redemption to such beneficial owner if the number of shares (or fractions thereof) beneficially owned by such beneficial owner and redeemed pursuant to such redemption were rounded down to the nearest whole number that is a multiple of ten (such, that for example, the former beneficial owner of 25 shares of Series F Preferred Stock redeemed pursuant to any redemption will be entitled to receive the same cash payment in respect of such redemption as would have been payable to the former beneficial owner of 20 shares of Series F Preferred Stock redeemed pursuant to such redemption).

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The Series F Preferred Stock is not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series F Preferred Stock has no stated maturity and is not be subject to any sinking fund. The Series F Preferred Stock is not subject to any restriction on the redemption or repurchase of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Series G Preferred Stock

The following is a summary of the principal terms of the Series G Preferred Stock as set forth in the Certificate of Designation of the Series G Preferred Stock:

General; Transferability. Share of Series G Preferred Stock will be uncertificated and issued in book-entry form. Shares of Series G Preferred Stock may be transferred by the holders thereof without the consent of the Company, provided that such transfer is in compliance with applicable securities laws.

Conversion. Following stockholder approval of the conversion of the Series G Preferred Stock into Common Stock in accordance with the listing rules of the Nasdaq Stock Market (the “Conversion”), each share of Series G Preferred Stock will automatically convert into 333 shares of Common Stock, subject to certain limitations, including that a holder of Series G Preferred Stock is prohibited from converting shares of Series G Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 4.9% and 19.9%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

The Series G Preferred Stock is redeemable for cash at the option of the holder thereof at any time following the date that is six months after the initial issuance of the Series G Preferred Stock (without regard to the lack of obtaining the requisite stockholder approval to convert the Series G Preferred Stock into Common Stock), at a price per share equal to the then-current fair value of the Series G Preferred Stock, which shall be the last reported closing sale price of the Company’s Common Stock as reported on the Nasdaq Stock Market as of the trading day immediately prior to the conversion event.

Voting Rights. Except as otherwise required by law, the Series G Preferred Stock does not have voting rights. However, as long as any shares of Series G Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series G Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series G Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Charter or bylaws of the Company, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock, in each case if any such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series G Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Charter or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Series G Preferred Stock, (iii) prior to the earlier of stockholder approval of the Conversion or the six-month anniversary of issuance, consummate either: (A) any Fundamental Transaction (as in the Certificate of Designation) or (B) any stock sale to, or any merger, consolidation or other business combination of the Company with or into, another entity in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, or (iv) enter into any agreement with respect to any of the foregoing.

Liquidation Preference. The Series G Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Dividend Rights. Holders of Series G Preferred Stock are entitled to receive dividends on shares of Series G Preferred Stock equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock.

Redemption. The shares of Series G Preferred Stock shall not be redeemable at the option of the Company or the holder thereof.

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Trading Market. There is no established trading market for any of the Series G Preferred Stock, and we do not expect a market to develop. We do not intend to apply for a listing for any of the Series G Preferred Stock on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Series G Preferred Stock will be limited.

Listing

Shares of our Common Stock are listed on the Nasdaq Capital Market under the symbol “ENTO”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Colonial Stock Transfer, 66 Exchange Place, 1st Floor, Salt Lake City, Utah 84111 and its telephone number at that address is (801) 355-5740.

Anti-takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our Charter and Bylaws discussed below may have the effect of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt. These provisions are expected to encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. We believe that the benefits of increasing our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless, prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

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In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our Charter and Bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Charter and Bylaws

Provisions of our Charter and Bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

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UNAUDITED PROFORMA FINANCIAL INFORMATION

Pro Forma Condensed Income Statements:

	Unaudited June 30, 2025	Proforma Adjustment	Unaudited Proforma June 30, 2025	Audited December 31, 2024	Proforma Adjustment	Unaudited Proforma December 31, 2024
Operating expenses:
Research and development expenses	$26,458	$-	$26,458	$903,941	$-	$903,941
General and administrative expenses	1,433,791	-	1,433,791	14,717,333	-	14,717,333
Total operating expenses	1,460,249	-	1,460,249	15,621,274	-	15,621,274

Loss from operations	(1,460,249)	-	(1,460,249)	(15,621,274)	-	(15,621,274)

Other (expenses) income:
Interest income (expense), net	(53,968)	-	(53,968)	875	-	875
Other expense	(108,818)	-	(108,818)	1,378	-	(108,164)
Total other expenses	(162,786)	-	(162,786)	2,253	-	(126,294)

Loss from continued operations	(1,623,035)	-	(1,623,035)	(15,619,021)	-	(15,619,021)
Loss from discontinued operations net of tax (a), (b)	(634,855)	634,855	-	(2,440,315)	2,440,315	-
Net income (loss)	$(2,257,890)	$634,855	$(1,623,035)	$(18,059,336)	$2,440,315	$(15,619,021)
Weighted average shares outstanding, basic and diluted (c)	1,588,335		1,588,335	1,114,978		1,114,978
Loss per share, basic and diluted	$(1.42)	$0.40	$(1.02)	$(16.20)	$2.19	$(14.01)
Loss per share from discontinued operations, basic and diluted	$(0.40)	-	-	$(2.19)	-	-

Notes to Unaudited Pro Forma Condensed Statements of Operations

The unaudited pro forma condensed statements of operations for the year ended December 31, 2024 and the quarter ended June 30, 2025 reflect the impact of the rescission agreement with IMGX as if it had occurred on January 1, 2024. The adjustments give effect to the removal of results from discontinued operations associated with IMGX. These pro forma statements are presented for informational purposes only and do not purport to represent what the Company’s actual results of operations would have been had the rescission occurred on that date, nor are they necessarily indicative of future results.

(a) Removal of Discontinued Operations – June 30, 2025

Reflects the elimination of $634,855 in loss from discontinued operations recorded in the Company’s historical results for the quarter ended June 30, 2025. These losses were related to IMGX and have been removed to reflect the impact of the rescission agreement as if it had occurred as of the beginning of the period.

(b) Removal of Discontinued Operations – December 31, 2024

Reflects the elimination of $2,440,315 in loss from discontinued operations recorded in the Company’s audited results for the year ended December 31, 2024. These losses were related to IMGX and have been removed to reflect the impact of the rescission agreement as if it had occurred as of the beginning of the period  .

(c) Reflects the removal of the recission and the effect of the 3:1 reverse split.

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Pro Forma Balance Sheet:

	(unaudited) June 30, 2025	Proforma Adjustment	Proforma Balance Sheet
Current Assets:
Cash and cash equivalents	$4,474	-	4,474
Prepaid expenses	144,159	-	144,159
Assets held-for-sale	83,170,009	(83,170,009)	-
Total Current Assets	83,318,642	(83,170,009)	148,633
Other Assets:
Restricted cash	7,005	-	7,005
Goodwill	1,684,182	-	1,684,182
Operating lease right-of-use assets	-	-	-
Deposits	49,122	-	49,122
Total Other Assets	1,740,309	-	1,740,309
Total Assets	85,058,951	(83,170,009)	1,888,942
Liabilities and Stockholders' Equity (Deficit)
Current Liabilities:
Accounts payable	3,298,447	695,000	3,993,447
Accrued expenses	415,444	-	415,444
Accrued dividend payable	1,474,009	-	1,474,009
Line of credit	700,000	-	700,000
Liabilities held-for-sale	23,546,478	(23,546,478)	-
Operating lease liabilities	135,609	-	135,609
Other current liabilities	105,918	-	105,918
Total Current Liabilities	29,675,905	(22,851,478)	6,824,427
Non-current operating lease liabilities	-
Total Liabilities	29,675,905	(22,851,478)	6,824,427
Mezzanine Equity:
Series G preferred stock	61,681,100	(58,710,970)	2,970,130
Common stock (c)	159	(2)	157
Additional paid-in capital	198,347,635	(386,139)	197,960,546
Accumulated deficit	(204,645,689)	(1,221,420)	(205,866,318)
Total Stockholders' Equity (Deficit)	(6,298,054)	(1,607,561)	(7,905,615)
Total Liabilities, Mezzanine Equity and Stockholders' Equity (Deficit)	$85,058,951	$(83,170,009)	$1,888,942

Reflects the discontinued operations resulting from the Rescission Agreement, including the removal of assets held-for-sale, associated liabilities, and equity interests previously recorded in the Company’s historical financial statements. In accordance with ASC 205-20, Presentation of Financial Statements — Discontinued Operations.

(a) Reflects the removal of assets held-for-sale associated with IMGX, giving effect to the Rescission Agreement as if it had closed as of the beginning of the period ended June 30, 2025.

(b) Reflects the removal of liabilities held-for-sale associated with IMGX, giving effect to the Rescission Agreement as if it had closed as of the beginning of the period ended June 30, 2025.

(c) Reflects the removal of the recission and the effect of the 3:1 reverse split.

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LEGAL MATTERS

Certain legal matters relating to the issuance of the securities offered hereby have been passed upon for us by Sichenzia Ross Ference Carmel, LLP.

EXPERTS

The consolidated balance sheet of the Company as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, mezzanine equity and changes in stockholders’ equity and cash flows for the year then ended, and the related notes, have been audited by Macias Gini & O’Connell LLP, independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, which is incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of the Company as of December 31, 2023, the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2023 and the related notes, have been audited by Mazars USA LLP, independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, which is incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

Mazars USA LLP was not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2 and Note 19 and accordingly, Mazars USA LLP does not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Macias Gini & O’Connell LLP.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement.

This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 1, 2025 as amended by our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2024 filed with the SEC on April 9, 2025;
●	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the SEC on August 14, 2025;
●	Our Current Reports on Form 8-K filed with the SEC on January 13, 2025, February 6, 2025, February 14, 2025, March 7, 2025, March 25, 2025, April 14, 2025, May 14, 2025, June 30, 2025, July 8, 2025, July 16, 2025, August 11, 2025, August 15, 2025 and September 9, 2025 (other than any portions thereof deemed furnished and not filed); and
●	the description of our Common Stock which is registered under Section 12(b) of the Exchange Act, in our registration statement on Form 8-A, filed on August 8, 2016, as supplemented and updated by the description of our capital stock set forth in Exhibit 4.20 of our Annual Report on Form 10-K for the year ended December 31, 2024, filed on April 1, 2025, including any amendment or reports filed for the purposes of updating this description.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement and all documents that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests may be made in writing or by telephone at Entero Therapeutics, Inc., 777 Yamato Road, Suite 502, Boca Raton, Florida 33431. Our telephone number is (561) 589-7020. You may also find these documents in the “Investors” section of our website, www.enterothera.com. The information on our website is not incorporated into this prospectus.

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WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement under the Securities Act for the securities offered by this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our securities, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We file periodic reports under the Exchange Act, including annual, quarterly and special reports, and other information with the SEC. These periodic reports and other information are available for inspection and copying at the SEC regional offices, public reference facilities and on the website of the SEC referred to above.

We make available free of charge on or through our internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our website, www.beyondair.net, other than as specifically incorporated by reference in this prospectus, is not part of this prospectus.

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4,945,510 Shares of Common Stock

PROSPECTUS

SEPTEMBER 15, 2025